Exhibit 99.1

THIRD QUARTER REPORT 2018

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Reports Third Quarter 2018 Results

•	Barrick reported a net loss of $412 million ($0.35 per share), and adjusted net earnings[1] of $89 million ($0.08 per share) for the third quarter.

•	The Company reported third quarter revenues of $1.84 billion, net cash provided by operating activities (“operating cash flow”) of $706 million, and free cash flow[2] of $319 million.

•	Gold production in the third quarter was 1.15 million ounces, at a cost of sales applicable to gold[3] of $850 per ounce, all-in sustaining costs[4] of $785 per ounce, and cash costs[4] of $587 per ounce.

•	Copper production was 106 million pounds, at a cost of sales applicable to copper[3] of $2.18 per pound, all-in sustaining costs[5] of $2.71 per pound, and C1 cash costs[5] of $1.94 per pound.

•

Full-year gold production and cost guidance remains unchanged at 4.5-5.0 million ounces, at a cost of sales[3] of $810-$850 per ounce, all-in sustaining costs[4] of $765-$815 per ounce, and cash costs[4] of $540-$575 per ounce. We expect gold production to be approximately 1.25 million ounces in the fourth quarter.

•

We continue to expect full-year copper production in the range of 345-410 million pounds, at a cost of sales[3] of $2.00-$2.30 per pound, all-in sustaining costs[5] of $2.55-$2.85 per pound, and C1 cash costs[5] of $1.80-$2.00 per pound.

•	Corporate administration cost guidance for 2018 has been reduced from roughly $275 million to approximately $235 million, reflecting savings associated with decentralization.

•

During the quarter, Barrick announced a transformational all-share merger with Randgold Resources Ltd. that will create an industry-leading gold company powered by a common vision of long-term value creation.

•	Organic growth projects in Nevada and the Dominican Republic continue to advance according to schedule and in line with cost estimates.

•	Infill and step out drilling at the Fourmile discovery in Nevada has identified further high grade mineralization, expanding the potential project footprint.

•	In September, the Company signed a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), strengthening Barrick’s partnership with one of China’s leading mining companies.

TORONTO, October 24, 2018 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported third quarter results for the three-month period ending September 30, 2018. Gold production increased to 1.15 million ounces in the third quarter, while cost of sales on a per ounce basis3 was approximately four percent lower than the second quarter of 2018. All-in sustaining costs and cash costs were down by roughly eight percent and three percent, respectively, over the same period. Third quarter operating cash flow of $706 million, and free cash flow2 of $319 million, was significantly higher than the second quarter of 2018, driven by higher production and lower costs. Copper production and costs also improved in the third quarter, as expected. The Company remains on track to meet its full-year gold and copper production guidance.

During the third quarter, Barrick and Randgold Resources Ltd. (“Randgold”) announced a transformational all-share merger that will create an industry-leading gold company powered by a common vision of long-term value creation. The combined company will have the largest portfolio of tier one gold assets6 in the industry, including five of the world’s top 10 tier one gold mines, and two potential tier one mines under development. With John Thornton as Executive Chairman, and Mark Bristow as President and CEO, the combined company will be led by a proven management team of owners with a successful track record in both complex and established jurisdictions. Superior operating metrics, including the highest adjusted EBITDA margin7 and the lowest total cash cost8 position among senior gold peers9, will support sustainable investment in growth and shareholder returns.

Since the proposed merger was announced, Barrick and Randgold shares have risen by 25 percent and 28 percent, respectively, creating $4.8 billion in combined market value.10 Over the same period, the senior gold peers9 have risen by an average of approximately three percent.10 A special meeting of Barrick shareholders will be held on November 5 to approve the issuance of Barrick common shares in connection with the merger, as well as to approve the continuance of Barrick to the Province of British Columbia. Leading independent proxy advisory firms Institutional Shareholder Services and Glass Lewis have recommended that shareholders of both companies vote in favor of the proposed merger. For more information about the merger, and details on how to vote, please visit www.barrick.com/a-new-champion.

FINANCIAL HIGHLIGHTS AND BALANCE SHEET

The Company reported a net loss of $412 million ($0.35 per share) in the third quarter, and adjusted net earnings1 of $89 million ($0.08 per share). The net loss primarily reflects a $405 million impairment charge at the Lagunas Norte mine in Peru (see page 5 for more details). Lower adjusted net earnings compared to the prior-year period primarily reflect lower realized gold and copper prices11, increased direct mining costs primarily due to higher fuel consumption and prices, and planned maintenance activities at Pueblo Viejo during the third quarter. These declines were partially offset by insurance proceeds associated with the KCGM pit wall incident, a reduction in general and administrative expenses, and lower depreciation expense.

Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter of 2018 include:

•	$431 million in net impairment charges primarily related to the asset impairment of Lagunas Norte;

•	$62 million in foreign currency translation losses primarily related to the significant weakening of the Argentine peso; and

•

$68 million in other expense adjustments, mainly relating to debt extinguishment costs of $29 million and the settlement of a supplier contract dispute of $27 million inherited as part of the Equinox acquisition in 2011.

Refer to page 51 of Barrick’s third quarter MD&A for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior-year periods.

Operating cash flow increased to $706 million, compared to $532 million in the third quarter of 2017, primarily due to a favorable change in working capital, and a decrease in interest expense as a result of debt reduction activities. This was partially offset by lower realized gold and copper prices.11 Stronger operating cash flow drove free cash flow of $319 million—a 42 percent increase compared to the prior-year period.

Over the course of 2018, we have continued to advance the implementation of our decentralized operating model, reallocating roles to operations where appropriate, and eliminating those no longer required (including 235 overhead roles eliminated in 2018 to date). As a result of decentralization efforts, we now expect corporate

BARRICK THIRD QUARTER 2018	2	PRESS RELEASE

administration expenses to be approximately $235 million in 2018, including $36 million in one-time severance expenses, compared to our original guidance of roughly $275 million. The indicative annualized savings as a result of this decentralization are approximately $100 million.

As previously reported, during the month of July, Barrick completed a make-whole repurchase of the outstanding principal of approximately $629 million on the Company’s 4.40 percent notes due in 2021. The Company’s total debt is now $5.7 billion, and debt less cash (net debt) is $4.0 billion. Since 2013, Barrick has reduced its total debt by $10 billion. The Company has less than $100 million in debt due before 202012, and more than 85 percent of our outstanding debt matures after 2032. Further debt reduction will depend on cash flows, and will be evaluated against alternative uses of cash.

OPERATING HIGHLIGHTS

Barrick produced 1.15 million ounces of gold in the third quarter of 2018, at a cost of sales3 of $850 per ounce, all-in sustaining costs4 of $785 per ounce, and cash costs4 of $587 per ounce. As anticipated, gold production was higher compared to the second quarter of 2018, primarily driven by improved throughput and grade at Barrick Nevada. We anticipate gold production to be approximately 1.25 million ounces in the fourth quarter, with full-year production at the lower end of our 2018 guidance range of 4.5-5.0 million ounces of gold.

On a per ounce basis, cost of sales applicable to gold3 was four percent higher than the prior-year period, primarily due to the impact of fewer ounces sold, higher direct mining costs attributable to increased fuel consumption and prices, and planned maintenance activities at Pueblo Viejo. A two percent increase in all-in sustaining costs4 compared to the third quarter of 2017 reflects higher direct mining costs, partially offset by lower mine site sustaining capital expenditures.

The Company produced 106 million pounds of copper in the third quarter, at a cost of sales3 of $2.18 per pound, all-in sustaining costs5 of $2.71 per pound, and C1 cash costs5 of $1.94 per pound. Improved copper production compared to the second quarter of 2018 was primarily driven by higher production at Lumwana, reflecting a steady improvement in grade and recovery, and improved crusher reliability.

On a per pound basis, cost of sales applicable to copper3 increased compared to the prior-year period, primarily due to the impact of lower sales volume on unit production costs, higher direct mining costs at Lumwana and Jabal Sayid, and lower capitalized stripping at Zaldívar. Higher copper all-in sustaining costs5 compared to the prior-year period primarily reflects higher direct mining costs, and higher mine site sustaining capital expenditures.

Please see page 36 of Barrick’s third quarter MD&A for individual operating segment performance details. Detailed mine site guidance information can be found in Appendix 1 of this press release.

Gold	Third Quarter 2018	2018 Guidance
Production[13] (000s of ounces)	1,149	4,500 - 5,000
Cost of sales applicable to gold[3] ($ per ounce)	850	810 - 850
Cash costs[4] ($ per ounce)	587	540 - 575
All-in sustaining costs[4] ($ per ounce)	785	765 - 815
Copper
Production[13] (millions of pounds)	106	345 - 410
Cost of sales applicable to copper[3] ($ per pound)	2.18	2.00 - 2.30
C1 cash costs[5] ($ per pound)	1.94	1.80 - 2.00
All-in sustaining costs[5] ($ per pound)	2.71	2.55 - 2.85
Total Attributable Capital Expenditures[14] ($ millions)	346	1,400 - 1,600

BARRICK THIRD QUARTER 2018	3	PRESS RELEASE

EXPLORATION AND GROWTH

GOLDRUSH CAMP, NEVADA

Fourmile Discovery - Step out and infill drilling identifies further high grade mineralization15

Ongoing drilling at the Fourmile discovery, located approximately two kilometers north of the Goldrush project, continues to intersect high grade mineralization across a number of stratigraphic horizons. Assay results completed during the third quarter have further expanded the project footprint to the north and the south.

Step out drilling to the northwest has returned assay results including 20.4 meters grading 54.1 grams of gold per tonne, and 4.6 meters grading 60.9 grams of gold per tonne. In addition, step out drilling to the south, in the direction of Goldrush, has identified further high grade mineralization, including 39.3 meters grading 25.6 grams of gold per tonne. Infill drilling in the core project area continues to confirm the continuity of high grade mineralization, with recent assay results including 22.9 meters grading 16.5 grams of gold per tonne. Further infill and wide spaced step out drilling will continue for the remainder of 2018, with a modest initial inferred resource expected by the end of the year.

A drill hole to the west of Fourmile has also identified a new, early stage target called Blasdel. Early results are encouraging and demonstrate the potential for a new trend parallel to Goldrush and Fourmile. We have added an additional drill rig in this area to further investigate this prospective target. Please see endnote 15 for a significant intercepts table including recent Fourmile drilling.

Goldrush Project - Decline development advancing according to plan

Decline construction at Goldrush is expected to accelerate following the mobilization of the development contractor on site during the third quarter. As of September 30, we have spent $33 million (including $8 million in the third quarter of 2018) out of a total estimated capital cost of $1.0 billion at Goldrush. Exploration twin declines will provide access to the orebody at depth, which will enable further drilling, as well as the conversion of existing resources to reserves. These declines can be converted into production declines in the future. Goldrush currently has proven and probable gold reserves of 1.5 million ounces16, and measured and indicated gold resources of 9.4 million ounces16, with significant potential to identify additional resources once underground access to drill the deposit is established. When in full operation, the Goldrush underground project is expected to produce approximately 500,000 ounces of gold per year, at a cost of sales3 of roughly $750 per ounce, and all-in sustaining costs4 of approximately $640 per ounce.

TURQUOISE RIDGE, NEVADA (75 PERCENT BARRICK)17

Shaft construction progressing on schedule

Construction of a third shaft at Turquoise Ridge continues to advance according to schedule and within budget. Ground was broken on the shaft site during the third quarter, and the operation is now taking delivery of hoist components. Shaft winches have also been delivered, and fabrication of the shaft headframe has commenced. The construction of a third shaft at Turquoise Ridge is expected to increase annual production to more than 500,000 ounces per year (100 percent basis), at an average cost of sales3 of around $720 per ounce, and average all-in sustaining costs4 of roughly $630 per ounce. As of September 30, we have spent $59 million (including $16 million in the third quarter of 2018) out of a total estimated capital cost of $300-$325 million (100 percent basis) on the construction of the third shaft at Turquoise Ridge. Initial production from the new shaft is expected to begin in 2022, with sustained production from 2023.

Mine exploration drilling at Turquoise Ridge has continued to expand the deposit in multiple directions, building on high grade results reported in the second quarter, and underscoring the potential for the operation to become

BARRICK THIRD QUARTER 2018	4	PRESS RELEASE

a tier one gold mine. Recent assay results from the North Zone Getchell program include 16 meters grading 11.1 grams of gold per tonne, extending mineralization along the fault by 75 meters from the nearest orebody. Additional drilling on the Getchell Fault is slated for 2019.

Earlier this year, the Bas Pond East program extended mineralization to the northeast by 120 meters. Subsequent drilling has encountered significant grades, further extending mineralization to the west by 55 meters. This includes one intercept of 2.7 meters grading 18.2 grams of gold per tonne, and 4.7 meters grading 9.6 grams of gold per tonne. Drilling has also extended mineralization to the north by 35 meters, with an intercept of 3.8 meters grading 13.9 grams of gold per tonne. Follow-up drilling will continue in this area for the remainder of 2018 and in 2019. Please see endnote 17 for a significant intercepts table including recent Turquoise Ridge drilling.

CORTEZ DEEP SOUTH, NEVADA18

Draft Environmental Impact Statement published

The draft Environmental Impact Statement for the Deep South project was published on October 22, and will remain open for public comment until December 5. As of September 30, we have spent $31 million (including $3 million in the third quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion. Initial production from Deep South is expected in 2022. The project is expected to contribute approximately 300,000 ounces of annual gold production when fully ramped up between 2024 and 2028, at a cost of sales3 of $650 per ounce, and all-in sustaining costs4 of $580 per ounce. Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction.

PUEBLO VIEJO, DOMINICAN REPUBLIC (60 PERCENT BARRICK)19

Pilot pre-oxidation heap leach in operation, and pilot flotation plant well advanced

Barrick is advancing prefeasibility-level studies for a plant expansion at the Pueblo Viejo mine that could increase throughput by roughly 50 percent to 12 million tonnes per year, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100 percent basis). The prefeasibility study is evaluating options including the addition of a pre-oxidation heap leach pad with a capacity of eight million tonnes per year, a new mill and flotation concentrator with a capacity of four million tonnes per year, and additional tailings capacity. The project has the potential to convert roughly seven million ounces of measured and indicated resources to proven and probable reserves (100 percent basis).16 The pilot pre-oxidation heap leach pad is now in operation, and construction of the pilot flotation circuit is well advanced, including the holding tank and thickener. Both pilots will test metallurgy and recoveries in support of the prefeasibility study for the project.

LAGUNAS NORTE REFRACTORY ORE PROJECT, PERU

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulphide ore (“PMR”) at Lagunas Norte in Peru. As a result, we are now advancing the CMOP project to detailed engineering, but we are not proceeding with PMR at this time. An impairment assessment was undertaken, and a non-current asset impairment of $405 million was recognized in the third quarter of 2018.

BARRICK THIRD QUARTER 2018	5	PRESS RELEASE

MUTUAL INVESTMENT AGREEMENT WITH SHANDONG GOLD

During the third quarter, Barrick announced a mutual investment agreement with Shandong Gold, further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the Agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly-listed company controlled by Shandong Gold. Shares will be purchased in the open market. To date, Barrick has purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd. Over the same period, Shandong Gold had purchased approximately $109 million of shares of Barrick.

Barrick and Shandong Gold are 50-50 joint venture partners at the Veladero mine in Argentina—the first step in the partnership between the two companies. As a second step, Shandong Gold is currently carrying out an independent evaluation of Barrick’s Lama project, including an analysis of potential synergies between Lama and the nearby Veladero operation. Barrick and Shandong Gold have also created internal working groups to share technical expertise and best practices focused on best-in-class mining practices and innovation.

ARGENTINA IMPORT DUTIES

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12 percent duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify the impact of the export duty on Veladero’s operations. Based on our initial analysis, the re-establishment of the customs duties will not have a significant adverse effect on the long-term fair value of the mine.

ACACIA MINING PLC

Discussions between the Government of Tanzania and Barrick concerning the proposed framework for Acacia Mining plc’s operations in Tanzania remain ongoing. Barrick is conducting these discussions in its capacity as the largest shareholder of Acacia, in an effort to reach a resolution that is agreeable to all parties. Barrick is not negotiating on behalf of Acacia. In order to allow the process to continue in an orderly manner and without an arbitrary deadline, Barrick has not provided a timetable for the completion of the discussions. If Barrick is able to conclude discussions satisfactorily with the Government, the proposal will be provided to the Independent Committee of the Acacia Board of Directors for its consideration. Barrick notes that Acacia has been exposed to an increasingly challenging operating environment in recent weeks. Barrick shares Acacia’s concerns about the increasing risks to the safety and security of its people, and continues to believe that a negotiated resolution is in the best interest of all parties. Barrick holds a 63.9 percent equity interest in Acacia, a publicly-traded company listed on the London Stock Exchange that is operated independently of Barrick.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by: Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick; Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; and Robert Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth of Barrick—each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

BARRICK THIRD QUARTER 2018	6	PRESS RELEASE

Appendix 1

2018 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	Production[20] (000s ounces)	Cost of sales[3] ($ per ounce)	All-in sustaining costs[4] ($ per ounce)	Cash costs[4] ($ per ounce)
Barrick Nevada	2,050 - 2,255	760 - 810	610 - 660	470 - 530
Turquoise Ridge (75%)	240 - 270	750 - 800	700 - 780	650 - 690
Pueblo Viejo (60%)	575 - 590	760 - 775	625 - 645	460 - 475
Veladero (50%)	275 - 330	970 - 1,110	960 - 1,100	560 - 620
Lagunas Norte	250 - 270	720 - 850	670 - 780	420 - 490
Porgera (47.5%)	190 - 215	1,000 - 1,050	1,000 - 1,050	740 - 790
Kalgoorlie (50%)	280 - 330	775 - 825	825 - 875	715 - 765
Acacia (63.9%)	~325	970 - 1,020	935 - 985	690 - 720
Hemlo	180 - 200	1,110 - 1,170	1,135 - 1,235	940 - 990
Golden Sunlight	30 - 50	1,510 - 1,620	1,640 - 1,810	1,510 - 1,620
Total Gold	4,500 - 5,000	810 - 850	765 - 815	540 - 575
COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales[4] ($ per pound)	All-in sustaining costs[5] ($ per pound)	C1 cash costs[5] ($ per pound)
Zaldívar (50%)	115 - 130	2.30 - 2.50	2.15 - 2.35	~1.80
Lumwana	190 - 225	1.90 - 2.15	2.80 - 3.10	1.95 - 2.20
Jabal Sayid (50%)	40 - 55	1.85 - 2.50	1.70 - 2.30	1.40 - 1.80
Total Copper	345 - 410	2.00 - 2.30	2.55 - 2.85	1.80 - 2.00

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining[21]	950 - 1,100
Project[22]	450 - 550
Total Attributable Capital Expenditures[6]	1,400 - 1,600

BARRICK THIRD QUARTER 2018	7	PRESS RELEASE

Appendix 2

2018 Outlook Assumptions and

Economic Sensitivity Analysis23

	2018 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales[3] (millions)	Impact on All-in sustaining costs[4,5]
Gold revenue, net of royalties	$1,200/oz	+/- $100/oz	+/- $149	+/- $ 4	+/- $3/oz
Copper revenue, net of royalties[24]	$2.75/lb	+ $0.50/lb	+ $52	+ $4	+ $0.04/lb
Copper revenue, net of royalties[24]	$2.75/lb	- $0.50/lb	- $52	- $4	- $0.04/lb
Gold all-in sustaining costs[4]
WTI: $65/bbl
Oil price[25]		+/- $10/bbl	n/a	+/- $ 9	+/- $6/oz
Brent: $75/bbl
Australian dollar exchange rate	0.75 : 1	+/- 10%	n/a	+/- $ 6	+/- $4/oz
Argentine peso exchange rate	30 : 1	+/- 10%	n/a	+/- $ 3	+/- $2/oz
Canadian dollar exchange rate	1.25 : 1	+/- 10%	n/a	+/- $13	+/- $9/oz
Copper all-in sustaining costs[5]
WTI: $65/bbl
Oil price[25]		+/- $10/bbl	n/a	+/- $ 1	+/- $0.09/lb
Brent: $75/bbl
Chilean peso exchange rate	625 : 1	+/- 10%	n/a	+/- $ 3	+/- $0.03/lb

BARRICK THIRD QUARTER 2018	8	PRESS RELEASE

Endnotes

Endnote 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net (loss) earnings attributable to equity holders of the Company	($412)	($11)	($348)	$1,752
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[1]	431	2	492	(1,128)
Acquisition/disposition (gains)/losses[2]	(1)	(5)	(49)	(882)
Foreign currency translation losses	62	25	152	60
Significant tax adjustments[3]	(39)	174	23	183
Other expense adjustments[4]	68	134	105	161
Unrealized gains on non-hedge derivative instruments	—	(9)	—	(6)
Tax effect and non-controlling interest	(20)	(110)	(35)	483
Adjusted net earnings	$89	$200	$340	$623
Net earnings per share[5]	(0.35)	(0.01)	(0.30)	1.50
Adjusted net earnings per share[5]	0.08	0.17	0.29	0.52
[1]

Net impairment charges for the three months ended September 30, 2018 primarily relate to an asset impairment of Lagunas Norte. The nine months ended September 30, 2018 also includes net impairment charges relating to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania. For the nine months ended September 30, 2017, net impairment charges mainly relate to the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]

Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the nine months ended September 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for the nine months ended September 30, 2017.

[3]

Significant tax adjustments primarily relate to a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania for the three and nine month periods ended September 30, 2017.

[4]	Other expense adjustments for the three and nine months ended September 30, 2018 primarily relate to debt extinguishment costs.
[5]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 2

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net cash provided by operating activities	$706	$532	$1,354	$1,475
Capital expenditures	(387)	(307)	(1,026)	(1,046)
Free cash flow	$319	$225	$328	$429

Endnote 3

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method

BARRICK THIRD QUARTER 2018	9	PRESS RELEASE

investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 4

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30		For the nine months ended September 30
	Footnote	2018	2017	2018	2017
Cost of sales applicable to gold production		$1,164	$1,147	$3,268	$3,544
Depreciation		(319)	(357)	(907)	(1,125)
By-product credits		(31)	(32)	(105)	(105)
Realized (gains)/losses on hedge and non-hedge derivatives	1	—	9	—	19
Non-recurring items	2	(7)	—	(17)	—
Other	3	(18)	(24)	(60)	(71)
Non-controlling interests (Pueblo Viejo and Acacia)	4	(83)	(73)	(233)	(218)
Cash costs		$706	$670	$1,946	$2,044
General & administrative costs		71	69	212	186
Minesite exploration and evaluation costs	5	11	16	31	39
Minesite sustaining capital expenditures	6	233	248	699	830
Rehabilitation - accretion and amortization (operating sites)	7	25	14	63	51
Non-controlling interest, copper operations and other	8	(101)	(67)	(256)	(199)
All-in sustaining costs		$945	$950	$2,695	$2,951
Project exploration and evaluation and project costs	5	78	84	228	217
Community relations costs not related to current operations		1	1	2	3
Project capital expenditures	6	126	53	332	192
Rehabilitation - accretion and amortization (non-operating sites)	7	9	3	25	16
Non-controlling interest and copper operations	8	(8)	(6)	(16)	(12)
All-in costs		$1,151	$1,085	$3,266	$3,367
Ounces sold - equity basis (000s ounces)	9	1,204	1,227	3,312	3,930
Cost of sales per ounce	10,11	$850	$820	$859	$791
Cash costs per ounce	11	$587	$546	$588	$520
Cash costs per ounce (on a co-product basis)	11,12	$603	$565	$609	$539
All-in sustaining costs per ounce	11	$785	$772	$813	$750
All-in sustaining costs per ounce (on a co-product basis)	11,12	$801	$791	$834	$769
All-in costs per ounce	11	$956	$884	$986	$856
All-in costs per ounce (on a co-product basis)	11,12	$972	$903	$1,007	$875

1	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $2 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: losses of $8 million and $22 million, respectively), and realized non-hedge gains of $nil and $2 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: losses of $1 million and gains of $3 million, respectively). Refer to Note 5 to the Financial Statements for further information.

BARRICK THIRD QUARTER 2018	10	PRESS RELEASE

2	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments for the three and nine month periods ended September 30, 2018 include adding the cost of treatment and refining charges of $nil and $1 million, respectively, (2017: $nil and $1 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $18 million and $60 million, respectively (2017: $25 million and $73 million, respectively).

4	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $121 million and $339 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: $103 million and $317 million, respectively). Refer to Note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of Barrick’s third quarter MD&A.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of Barrick’s third quarter MD&A.

7	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended September 30		For the nine months ended September 30
Non-controlling interest, copper operations and other	2018	2017	2018	2017
General & administrative costs	($20)	($5)	($68)	($13)
Minesite exploration and evaluation expenses	—	(6)	(1)	(13)
Rehabilitation - accretion and amortization (operating sites)	(1)	(2)	(4)	(8)
Minesite sustaining capital expenditures	(80)	(54)	(183)	(165)
All-in sustaining costs total	($101)	($67)	($256)	($199)
Project exploration and evaluation and project costs	(7)	(3)	(13)	(9)
Project capital expenditures	(1)	(3)	(3)	(3)
All-in costs total	($8)	($6)	($16)	($12)

9	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $23 million and $84 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: $38 million and $119 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

11	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
By-product credits	$31	$32	$105	$105
Non-controlling interest	(11)	(7)	(35)	(24)
By-product credits (net of non-controlling interest)	$20	$25	$70	$81

BARRICK THIRD QUARTER 2018	11	PRESS RELEASE

Endnote 5

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Cost of sales	$144	$108	$348	$292
Depreciation/amortization	(37)	(26)	(86)	(59)
Treatment and refinement charges	43	44	103	116
Cash cost of sales applicable to equity method investments	81	53	203	170
Less: royalties and production taxes[1]	(10)	(12)	(29)	(27)
By-product credits	(1)	(1)	(4)	(4)
C1 cash cost of sales	$220	$166	$535	$488
General & administrative costs	7	3	23	9
Rehabilitation - accretion and amortization	5	4	13	9
Royalties and production taxes[1]	10	12	29	27
Minesite exploration and evaluation costs	1	4	2	5
Minesite sustaining capital expenditures	65	50	153	137
All-in sustaining costs	$308	$239	$755	$675
Pounds sold - consolidated basis (millions pounds)	114	107	273	298
Cost of sales per pound[2,3]	$2.18	$1.67	$2.22	$1.72
C1 cash cost per pound[2]	$1.94	$1.56	$1.97	$1.64
All-in sustaining costs per pound[2]	$2.71	$2.24	$2.76	$2.27
[1]

For the three and nine month periods ended September 30, 2018, royalties and production taxes include royalties of $11 million and $28 million, respectively (2017: $12 million and $27 million, respectively).

[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 6

A “tier one gold asset” is a mine with a stated mine life in excess of ten years with 2017 production of at least five hundred thousand ounces of gold, 2017 total cash cost per ounce in the bottom half of all gold mines contained in Wood Mackenzie’s Metals Cost Curves Tool (<$748/oz total cash cost).

Endnote 7

“Highest adjusted EBITDA margin” is based on data from Factset as of August 31, 2018. “Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between Barrick post-merger and its senior gold peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick uses “Adjusted EBITDA margin” because it believes that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability.

Endnote 8

“Lowest total cash cost” is based on data from Wood Mackenzie as of August 31, 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between Barrick post-merger and its senior gold peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick believes that total cash cost is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Endnote 9

“Senior gold peers” means Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation.

BARRICK THIRD QUARTER 2018	12	PRESS RELEASE

Endnote 10

Based on Bloomberg market data as of October 24, 2018.

Endnote 11

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 50 to 63 of Barrick’s third quarter 2018 MD&A.

Endnote 12

Amount excludes capital leases and includes Acacia (100% basis).

Endnote 13

Barrick’s share.

Endnote 14

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

Endnote 15

Fourmile Significant Intercepts1

Drill Results from Q3 2018
Core Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)
FM18-02D4	251	-82	741.0 - 742.5	1.5	5.38
FM18-08D	348	-82	743.4 - 746.1	2.7	20.4
FM18-13D	180	-85	653.8 - 661.6 718.8 - 720.2	7.8 1.4	19.4 6.4
			683 - 686.4	3.4	6.8
FM18-19D	204	-84	734.4 - 736.1	1.7	6.4
			925 - 929.3	4.3	18.8
			778.9 - 781.5	2.6	125.3
FM18-23D	52	-80	951.3 - 956 1021.5 - 1032.0	4.7 10.5	19.9 9.3
			1038.1 - 1039.6	1.5	6.5
			675.1 - 676.6	1.5	6.0
FM18-24D	294	-76	710.5 - 712.0 714.7 - 737.6	1.5 22.9	17.8 16.5
			740.7 - 746.8	6.1	6.5
			744.2 - 745.6	1.4	32.7
FM18-25D	305	-64	776.5 - 786.5 842.3 - 843.1	10 0.8	17.2 37.0
			844.3 - 845.2	0.9	6.7
FM18-26D	100	-85	639.9 - 643 653.6 - 658.5	3.1 4.9	86.4 12.5
			639.9 - 643	3.1	86.4
			653.6 - 658.5	4.9	12.5
			666.8 - 671.8	5	26.1
FM18-26D	100	-85	734.7 - 737.8	3.1	12.3
			747.5 - 750.7	3.2	15.1
			797.2 - 804.8	7.6	20.8
			832.1 - 833.5	1.4	23.8

BARRICK THIRD QUARTER 2018	13	PRESS RELEASE

			696.8 - 699.8	3	7.1
FM18-28D	129	-86	719.6 - 739.4	19.8	9.5
			774.5 - 776	1.5	9.6
			712.5 - 751.8	39.3	25.6
FM18-30D	160	-80	798 - 800	2	69.9
			846.9 - 855	8.1	18.8
FM18-40D	97	-78	908 - 911.4 913 - 914.4	3.4 1.4	12.5 60.9
FM18-41D	90	-81			no significant intercepts > 5 gpt Au
FM18-45D	215	-87	913.2 - 914.6	1.4	6.2
FM18-46D	194	-82			no significant intercepts > 5 gpt Au
			627.3 - 628.8	1.5	5.9
FM18-47D	151	-83	772 - 776.6	4.6	60.9
			779.5 - 781.3	1.8	11.7
FM18-49D	84	-86	921.1 - 922 957.7 - 978.1	0.91 20.4	16.8 54.1
FM18-50D	307	-82	913.8 - 921.4 926.9 - 928.1	7.6 1.2	75.6 9.5
FM18-52D	62	-83	873.1 - 899 935.6 - 956.9	25.9 21.3	34.6 30.2
GRC18-01	106	-73	307.4 - 310.9	3.5	9.3

1 All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.

2 Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (18 for 2018), or GRC (Gold Rush Core) followed by the year.

3 True width of intercepts are uncertain at this stage.

4 FM18-02 updated from “no significant intercepts” due to pending results.

The drilling results for the Fourmile property contained in this press release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

Endnote 16

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2017, unless otherwise noted. Goldrush probable reserves of 5.7 million tonnes grading 8.12 g/t, representing 1.5 million ounces of gold. Goldrush measured resources of 140,000 tonnes grading 10.44 g/t, representing 47,000 ounces of gold, and indicated resources 31.4 million tonnes grading 9.27 g/t, representing 9.4 million ounces of gold. Pueblo Viejo proven reserves of 62.1 million tonnes grading 2.67 g/t, representing 5.3 million ounces of gold, and probable reserves of 19.2 million tonnes grading 3.06 g/t, representing 1.9 million ounces of gold. Pueblo Viejo measured resources of 7.8 million tonnes grading 2.39 g/t, representing 598,000 ounces of gold, and indicated resources of 93.9 million tonnes grading 2.47 g/t, representing 7.5 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 29-39 of Barrick’s Annual Information Form for the year ended December 31, 2017.

Endnote 17

For additional detail regarding Turquoise Ridge, see the Technical Report on the Turquoise Ridge Mine, State of Nevada, U.S.A., dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

BARRICK THIRD QUARTER 2018	14	PRESS RELEASE

Turquoise Ridge Significant Intercepts1

Core Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)
TS1803	299	-60	789.9 - 814.9	16	11.1
TS1804	282	-69	942.4 - 945.2	2.7	18.2
TS1804A	282	-69	968.8 - 973.5	4.7	9.6
TS1804B	315	-72	980.2 - 984	3.8	13.9

1 All significant intercepts calculated as being >6 m and >7.7 g/t or >3 m and >15.5 g/t.

2 Nomenclature for drillholes (i.e., TS1802) is described by TS (i.e., Turquoise Ridge Surface) followed by the year (i.e., 18 for 2018).

3 True width of intercepts are uncertain at this stage.

The drilling results for the Turquoise Ridge property contained in this press release have been prepared in accordance with National Instrument 43-101

– Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted in an on site laboratory with Quality Assurance/Quality Control procedures performed by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the TRJV property conform to industry accepted quality control methods.

Endnote 18

For additional detail regarding Cortez, see the Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A., dated March 21, 2016, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 28, 2016.

Endnote 19

For additional detail regarding Pueblo Viejo, see the Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Endnote 20

Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

Endnote 21

Includes both minesite sustaining and mine development.

Endnote 22

Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

Endnote 23

Reflects impact on the remaining three months of 2018.

Endnote 24

As at September 30, 2018, utilizing option collar strategies, we have protected the downside on approximately 22 million pounds of expected copper production for the last quarter of 2018 at an average floor price of $3.00 per pound and can participate in the upside on the same amount up to an average of $3.40 per pound. Our remaining copper production is subject to market prices.

Endnote 25

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK THIRD QUARTER 2018	15	PRESS RELEASE

Key Statistics

Barrick Gold Corporation

(in United States dollars)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Financial Results (millions)
Revenues	$1,837	$1,993	$5,339	$6,146
Cost of sales	1,315	1,270	3,643	3,889
Net (loss) earnings[1]	(412)	(11)	(348)	1,752
Adjusted net earnings[2]	89	200	340	623
Adjusted EBITDA[2]	749	930	2,201	2,963
Total capital expenditures - sustaining[3]	233	248	699	830
Total project capital expenditures[3]	126	53	332	192
Net cash provided by operating activities	706	532	1,354	1,475
Free cash flow[2]	319	225	328	429
Per share data (dollars)
Net (loss) earnings (basic and diluted)	(0.35)	(0.01)	(0.30)	1.50
Adjusted net earnings (basic)[2]	$0.08	$0.17	$0.29	$0.52
Weighted average diluted common shares (millions)	1,167	1,166	1,167	1,166
Operating Results
Gold production (thousands of ounces)[4]	1,149	1,243	3,265	3,984
Gold sold (thousands of ounces)[4]	1,204	1,227	3,312	3,930
Per ounce data
Average spot gold price	$1,213	$1,278	$1,282	$1,251
Average realized gold price[2,4]	1,216	1,274	1,284	1,250
Cost of sales (Barrick’s share)[4,5]	850	820	859	791
All-in sustaining costs[2,4]	785	772	813	750
Cash costs[2,4]	$587	$546	$588	$520
Copper production (millions of pounds)[6]	106	115	274	314
Copper sold (millions of pounds)[6]	114	107	273	298
Per pound data
Average spot copper price	$2.77	$2.88	$3.01	$2.70
Average realized copper price[2,6]	2.76	3.05	2.92	2.81
Cost of sales (Barrick’s share)[6,7]	2.18	1.67	2.22	1.72
C1 cash costs[2,6]	1.94	1.56	1.97	1.64
All-in sustaining costs[2,6]	$2.71	$2.24	$2.76	$2.27

			As at September 30,	As at December 31,
			2018	2017
Financial Position (millions)
Cash and equivalents			$1,697	$2,234
Working capital (excluding cash)			$1,163	$1,184
[1]	Net (loss) earnings represents net (loss) earnings attributable to the equity holders of the Company.
[2]

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 50 to 63 of our third quarter MD&A.

[3]	Amounts presented on a consolidated accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, South Arturo on a 60% basis, and Veladero on a 50% basis from July 1, 2017 onwards, which reflects our equity share of production and sales.

[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[6]	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK THIRD QUARTER 2018	16	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gold (equity ounces (000s))
Barrick Nevada[1]	545	520	1,480	1,782
Turquoise Ridge	79	68	194	147
Pueblo Viejo[2]	151	154	415	468
Veladero[3]	49	99	201	322
Lagunas Norte	64	96	195	274
Acacia[4]	87	122	250	396
Other Mines - Gold[5]	174	184	530	595
Total company gold production	1,149	1,243	3,265	3,984

Copper (equity pounds (millions))[6]	106	115	274	314
	Cost of sales per unit (Barrick’s share)
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gold cost of sales per ounce ($/oz)[7]
Barrick Nevada	$799	$762	$828	$791
Turquoise Ridge	805	755	777	740
Pueblo Viejo	803	717	775	661
Veladero	1,083	1,187	1,027	878
Lagunas Norte	720	612	639	601
Acacia	842	808	884	796
Total company gold cost of sales per ounce	$850	$820	$859	$791

Copper cost of sales per pound ($/lb)[8]	$2.18	$1.67	$2.22	$1.72
	All-in sustaining costs[9]
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gold all-in sustaining costs ($/oz)
Barrick Nevada[1]	$623	$597	$673	$603
Turquoise Ridge	757	793	743	788
Pueblo Viejo[2]	688	604	648	536
Veladero[3]	995	890	980	1,000
Lagunas Norte	631	470	596	457
Acacia[4]	880	939	922	907
Total company gold all-in sustaining costs	$785	$772	$813	$750

Copper all-in sustaining costs ($/lb)[6]	$2.71	$2.24	$2.76	$2.27
[1]	Reflects production and sales from Goldstrike, Cortez, and South Arturo on a 60% basis, which reflects our equity share.
[2]	Reflects production and sales from Pueblo Viejo on a 60% basis, which reflects our equity share.
[3]	Reflects production and sales from Veladero on a 50% basis from July 1, 2017 onwards, which reflects our equity share.
[4]	Reflects production and sales from Acacia on a 63.9% basis, which reflects our equity share.
[5]	Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie on a 50% basis.
[6]	Reflects production and sales from Lumwana, and Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share.
[7]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold equity ounces sold.
[8]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[9]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 50 to 63 of our third quarter MD&A.

BARRICK THIRD QUARTER 2018	17	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2018, in comparison to the corresponding prior-year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of October 24, 2018, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2018 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 65 to 84. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2017, the related annual MD&A included in the 2017 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) Barrick’s ability to successfully negotiate a new partnership between Acacia Mining plc (“Acacia”) and the Government of Tanzania; (vi) targeted debt and cost reductions; (vii) mine life and production rates; (viii) estimated timing for construction of, and production from, new projects; (ix) the ability of investments in infrastructure and mine exploration drilling to strengthen the quality of Barrick’s production profile; (x) our pipeline of high confidence projects at or near existing operations; (xi) potential mineralization and metal or mineral recoveries; (xii) the adjustment of Barrick’s closure plan for surface infrastructure on the Chilean side of the Pascua-Lama project and continued evaluation of de-risking opportunities; (xiii) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xiv) our ability to convert resources into reserves; (xv) asset sales, joint ventures and partnerships; (xvi) completion of the merger of Barrick and Randgold; and (xvii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from

BARRICK THIRD QUARTER 2018	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2018	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

• “adjusted net earnings”

• “free cash flow”

• “EBITDA”

• “adjusted EBITDA”

• “cash costs per ounce”

• “C1 cash costs per pound”

• “all-in sustaining costs per ounce/pound”

• “all-in costs per ounce” and

• “realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 50 to 63. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 64. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

INDEX	page
Overview
Financial and Operating Highlights	21
Key Business Developments	26
Full Year 2018 Outlook	27
Review of Financial Results	28
Revenue	28
Production Costs	29
Capital Expenditures	30
General and Administrative Expenses	30
Exploration, Evaluation and Project Expenses	31
Finance Costs, Net	31
Additional Significant Statement of Income Items	31
Income Tax Expense	32
Financial Condition Review	33
Balance Sheet Review	33
Shareholders’ Equity	33
Financial Position and Liquidity	33
Summary of Cash Inflow (Outflow)	34
Operating Segments Performance	35
Barrick Nevada	36
Turquoise Ridge	38
Pueblo Viejo	39
Veladero	40
Lagunas Norte	42
Acacia Mining plc	43
Pascua-Lama	46
Commitments and Contingencies	47
Review of Quarterly Results	48
Internal Control over Financial Reporting and	48
Disclosure Controls and Procedures
IFRS Critical Accounting Policies and Accounting Estimates	49
Non-GAAP Financial Performance Measures	49
Technical Information	63
Endnotes	63

BARRICK THIRD QUARTER 2018	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net earnings (loss) attributable to equity holders of the Company	($412)	($11)	($348)	$1,752
Per share (dollars)[1]	(0.35)	(0.01)	(0.30)	1.50
Adjusted net earnings[2]	89	200	340	623
Per share (dollars)[1,2]	0.08	0.17	0.29	0.52
Operating cash flow	706	532	1,354	1,475
Free cash flow[2]	$319	$225	$328	$429
[1]

Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,167 million shares for the three and nine months ended September 30, 2018 (2017: 1,166 million shares).

[2]

Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

BARRICK THIRD QUARTER 2018	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]	Primarily consists of insurance proceeds received of $24 million and $8 million of closed mine rehabilitation expense.
[3]	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for the third quarter of 2018 were a net loss of $412 million compared with a net loss of $11 million in the same prior year period. The significant decrease was primarily due to a $405 million impairment charge recorded in the third quarter of 2018 resulting from an asset impairment of Lagunas Norte. This was further impacted by foreign exchange losses of $62 million, debt extinguishment costs of $29 million and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011 of $27 million. Third quarter 2017 net earnings were negatively impacted by a $172 million tax provision relating to the proposed framework for Acacia operations in Tanzania and $101 million in debt extinguishment costs. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $89 million in the third quarter of 2018 were $111 million lower than the same prior year period. The decrease in adjusted net earnings was primarily due to increased gold and copper direct mining costs primarily due to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves. Earnings were also negatively impacted by lower realized gold and copper prices1 of $1,216 per ounce and $2.76 per pound, respectively, in the third quarter of 2018 compared to $1,274 per ounce and $3.05 per pound, respectively, in the same prior year period. This was partially offset by lower depreciation, lower income tax expense and an increase in other income relating to insurance proceeds.

Significant adjusting items (pre-tax and non-controlling interest effects) in the third quarter of 2018 include:

•	$431 million in net asset impairment charges primarily related to the asset impairment of Lagunas Norte;
•

$68 million in other expense adjustments, mainly relating to debt extinguishment costs of $29 million and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011 of $27 million; and

•	$62 million in foreign currency translation losses primarily related to the significant weakening of the Argentine peso on the value-added taxes receivable balances.

Refer to page 51 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2018	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]

Primarily consists of $41 million relating to the impact of the 50% divestiture of the Veladero mine on June 30, 2017, partially offset by a decrease in finance costs of $30 million as a result of debt reduction activities and insurance proceeds received of $24 million.

[3]	Estimated impact of foreign exchange.

Net earnings for the nine months ended September 30, 2018 were a net loss of $348 million compared with net earnings of $1,752 million in the same prior year period. The significant decrease was primarily due to a $405 million impairment charge recorded in the third quarter of 2018 resulting from an asset impairment of Lagunas Norte. The decrease was further impacted by $1,120 million of net impairment reversals ($518 million net of tax and non-controlling interest) recorded in the first quarter of 2017 as a result of the indicative fair value of the Cerro Casale project related to our divestment of 25% of the project. This was combined with a $689 million ($686 million net of tax and non-controlling interest) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax and non-controlling interest) gain on the sale of a 25% interest in the Cerro Casale project recognized in the second quarter of 2017. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $340 million for the nine months ended September 30, 2018 were 45% lower than the same prior year period. The decrease in adjusted net earnings was primarily due to lower gold sales volume as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and autoclave, lower tonnage processed at Lagunas Norte and lower grade at Pueblo Viejo, partially offset by higher production at Turquoise Ridge. This was further impacted by increased gold and copper direct mining costs primarily due to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves. This was partially offset by lower income tax expense and lower depreciation. Earnings were also positively impacted by higher realized gold and copper prices1 of $1,284 per ounce and $2.92 per pound, respectively, in the nine months ended September 30, 2018 compared to $1,250 per ounce and $2.81 per pound, respectively, in the same prior year period.

Significant adjusting items (pre-tax and non-controlling interest effects) in the nine months ended September 30, 2018 include:

•	$492 million in net impairment charges primarily related to Lagunas Norte, the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania;
•	$152 million in foreign currency translation losses primarily related to the significant weakening of the Argentine peso on the value-added taxes receivable balances;
•

$105 million in other expense adjustments, including $36 million relating to staffing reductions and office closures associated with the implementation of our decentralized operating model, debt extinguishment costs, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011;

•	$23 million in significant tax adjustments including the Dominican Republic tax audit, offset by a positive adjustment to the United States one-time toll charge; partially offset by
•	$49 million gain primarily relating to the sale of a non-core royalty asset at Acacia.

Refer to page 51 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK THIRD QUARTER 2018	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]

Other primarily includes lower cash outflows relating to our hedging activities of $21 million, a decrease in interest paid of $18 million as a result of debt reduction activities, insurance proceeds received of $18 million, $11 million of project costs, $8 million of community relations spend at non-operating sites, and $4 million of legal expenses.

In the third quarter of 2018, we generated $706 million in operating cash flow, compared to $532 million in the same prior year period. The increase of $174 million was primarily due to a favorable change in working capital, mainly as a result of increased drawdown of inventory and the timing of accounts receivable and accounts payable; lower cash outflows relating to our hedging activities; a decrease in interest paid as a result of debt reduction activities; and insurance proceeds received. This was partially offset by increased gold and copper direct mining costs primarily due to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves; and lower realized gold and copper prices1 of $1,216 per ounce and $2.76 per pound, respectively, in the third quarter of 2018 compared to $1,274 per ounce and $3.05 per pound, respectively, in the same prior year period.

In the third quarter of 2018, we generated free cash flow1 of $319 million compared to $225 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the third quarter of 2018, capital expenditures on a cash basis were $387 million compared to $307 million in the third quarter of 2017. The increase in capital expenditures of $80 million is primarily due to higher project capital expenditures as we invest in the future of our business, including Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada as well as the construction of the third shaft at Turquoise Ridge.

BARRICK THIRD QUARTER 2018	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2018

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]	Other primarily reflects closed mine rehabilitation expense.

In the nine months ended September 30, 2018, we generated $1,354 million in operating cash flow, compared to $1,475 million in the same prior year period. The decrease of $121 million is primarily due to lower gold sales volume as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and autoclave, lower tonnage processed at Lagunas Norte and lower grade at Pueblo Viejo, partially offset by higher production at Turquoise Ridge; and increased gold and copper direct mining costs primarily due to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves. This was partially offset by a favorable change in working capital, mainly as a result of increased drawdown of inventory and the timing of accounts receivable and accounts payable; lower cash taxes paid; higher realized gold and copper prices1 of $1,284 per ounce and $2.92 per pound, respectively, in the nine months ended September 30, 2018 compared to $1,250 per ounce and $2.81 per pound, respectively, in the same prior year period; and a decrease in interest expense as a result of debt reduction activities.

Free cash flow1 for the nine months ended September 30, 2018 was $328 million, compared to $429 million in the same prior year period, reflecting lower operating cash flows, slightly offset by lower capital expenditures. In the nine months ended September 30, 2018, capital expenditures on a cash basis were $1,026 million compared to $1,046 million in the same prior year period primarily as a decrease in sustaining capital expenditures, mainly due to the completion of several initiatives occurring in the prior year period, including the Goldstrike underground cooling and ventilation project, the autoclave thiosulfate water treatment plant conversion and digitization initiatives, such as short interval control, at Cortez Hills Underground, the optimization of development sequencing at Turquoise Ridge and the construction of phases 4B and 5B of the leach pad expansion at Veladero. This was offset by an increase in project capital expenditures as we invest in the future of our business, including Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada as well as the construction of the third shaft at Turquoise Ridge.

BARRICK THIRD QUARTER 2018	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Randgold Resources Limited Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold Resources Limited (“Randgold”). Under the terms of the merger, each Randgold shareholder will receive 6.1280 common shares of Barrick for each Randgold share. Following completion of the merger, Barrick shareholders will own approximately 66.6 per cent and Randgold shareholders will own approximately 33.4 per cent of the new Barrick group on a fully-diluted basis. The transaction, subject to approval by Randgold and Barrick shareholders, regulatory approvals and other customary closing conditions, is expected to close by the first quarter of 2019. In the event the merger is not completed, there are circumstances which may result in Barrick making a $300 million break payment to Randgold.

Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income. As at September 30, 2018, Barrick had not purchased any shares of Shandong Gold Mining Co. Ltd. However, on October 2, 2018 Barrick purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd. As of October 4, 2018, Shandong Gold had purchased approximately $109 million of shares of Barrick.

Hemlo Royalty Acquisition

In July 2018, Barrick acquired a 2.5% Gross Revenue Royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario which was originally granted to Newmont Mining Corporation as part of the land acquisition in 2015. The royalty covers approximately 37% of Barrick’s overall land holding at Hemlo and includes large highly prospective areas immediately west of the current operation. Drilling up to 800m beyond the limits of the existing resource has partly validated that ore grade mineralization is continuous. The area covered by the royalty could represent potentially significant mine life extensions.

Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income.

Bald Mountain Exploration JV Disposition

In October 2018, Barrick sold its remaining interest in the Bald Mountain Exploration Joint Venture to an affiliate of Kinross Gold Corporation, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received US$15.5 million in cash and a 1.25% NSR on the property.

Debt Management

On July 17, 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal on the 4.40% Notes due 2021 and incurred a loss on debt extinguishment of $29 million in the third quarter of 2018. The debt repayment is expected to result in an annualized interest saving of approximately $28 million.

Senior Management Changes

Kelvin Dushnisky, formerly Barrick’s President, left Barrick at the end of August 2018. It is currently contemplated that Mark Bristow, currently Chief Executive Officer of Randgold, will become President and Chief Executive Officer of Barrick if the aforementioned merger with Randgold closes as expected.

Organizational Changes

During the second quarter of 2018, we implemented a number of organizational reductions to advance the implementation of our decentralized operating model. Under this model, our aim is to have a small, high-quality head office focused on setting strategy, allocating capital and talent, performance management, and fulfilling the obligations of a public company. All other tasks are delegated to the operating level where leaders are empowered to manage their business to maximize long term value. We completed an extensive review of all positions sitting above operations, reallocating roles where appropriate, eliminating those no longer required and the closure of some of our smaller offices.

BARRICK THIRD QUARTER 2018	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2018 Outlook

We are maintaining our 2018 consolidated gold production guidance of 4.5-5.0 million ounces, at a cost of sales4 of $810-$850 per ounce, cash costs1 of $540-$575 per ounce, and all-in sustaining costs1 of $765-$815 per ounce. We expect gold production to be approximately 1.25 million ounces in the fourth quarter. Although full year production guidance is unchanged, we expect full year production from Pueblo Viejo to be lower and we have lowered the bottom end of the range for Barrick Nevada.

We continue to expect our full year copper production guidance to be 345-410 million pounds, cost of sales per pound4 to be $2.00-$2.30, C1 cash costs1 to be $1.80-$2.00 per pound, and all-in sustaining costs1 to be $2.55-$2.85 per pound.

Total attributable capital expenditure guidance for 2018 remains unchanged at $1.40-$1.60 billion, including mine site sustaining capital of $950 million-$1.1 billion, and project capital expenditures of $450-$550 million. We expect our full year capital expenditures to be at the low end of our guidance, mainly as a result of lower mine site sustaining capital expenditures.

Over the course of 2018, we have continued to advance the implementation of our decentralized operating model, reallocating roles to operations where appropriate, and eliminating those no longer required. As a result of these efforts, we now expect corporate administration expenses to be approximately $235 million in 2018, including $36 million in one-time severance expenses, compared to our original guidance of roughly $275 million. The indicative annualized savings from our decentralization efforts is approximately $100 million.

We are adjusting our effective income tax rate guidance to 48%-50%, compared to our guidance of 44%-46%, due to lower-than-anticipated sales from operations in lower-tax jurisdictions, in particular Barrick Nevada, while costs in non-tax-effected entities have remained relatively stable.

Outlook ($ millions, except per ounce/pound data)	2018 Estimate
Gold production (millions of ounces)	4.50 - 5.00
Gold unit production costs
Cost of sales - gold ($ per oz)	810 - 850
Cash costs ($ per oz)[1]	540 - 575
Depreciation ($ per oz)	240 - 260
All-in sustaining costs ($ per oz)[1]	765 - 815
Copper production (millions of pounds)	345 - 410
Copper unit production costs
Cost of sales - copper ($ per lb)	2.00 - 2.30
C1 cash costs ($ per lb)[1]	1.80 - 2.00
Depreciation ($ per lb)	0.40 - 0.50
Copper all-in sustaining costs ($ per lb)[1]	2.55 - 2.85
Exploration and project expenses	325 - 405
Exploration and evaluation	185 - 225
Project expenses	140 - 180
General and administrative expenses	~300
Corporate administration	~235
Stock-based compensation[2]	~30
Acacia[3]	~35
Other expense	80 - 100
Finance costs	500 - 550
Attributable capital expenditures:
Attributable minesite sustaining	950 - 1,100
Attributable project	450 - 550
Total attributable capital expenditures[4]	1,400 - 1,600
Effective income tax rate[5]	48% - 50%
Key Assumptions
Gold Price ($/ounce)	$1,200
Copper Price ($/pound)	$2.75
Oil Price (WTI) ($/barrel)	$65
AUD Exchange Rate	$0.75
ARS Exchange Rate	30.00
CAD Exchange Rate	$1.25
CLP Exchange Rate	625
[1]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]	Based on US$14.50 share price and excludes Acacia.
[3]	Includes stock-based compensation based on £1.50 share price or ~US$2.00 share price.
[4]	2018 Guidance includes our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations.
[5]	Based on spot gold price as at September 30, 2018.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change in fuel price on pre-tax earnings (USD millions)[1]
2018	307	70	23%	$10
[1]	Includes the impact of hedges currently in place.

Copper Contracts
	Pounds (millions)	Average floor rate	Average cap rate	% of total expected exposure
2018	22	3.00	3.40	20%

BARRICK THIRD QUARTER 2018	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Gold
000s oz sold[1]	1,204	1,227	3,312	3,930
000s oz produced[1]	1,149	1,243	3,265	3,984
Market price[2]	$1,213	$1,278	$1,282	$1,251
Realized price[2,3]	1,216	1,274	1,284	1,250
Revenue	$1,661	$1,784	$4,866	$5,614
Copper
millions lbs sold[1]	114	107	273	298
millions lbs produced[1]	106	115	274	314
Market price[2]	$2.77	$2.88	$3.01	$2.70
Realized price[2,3]	2.76	3.05	2.92	2.81
Revenue	145	177	368	427
Other sales	31	32	105	105
Total revenue	$1,837	$1,993	$5,339	$6,146
[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

For the three and nine month periods ended September 30, 2018, gold revenues were down 7% and 13%, respectively, compared to the same prior year periods primarily due to lower gold sales. This was combined with lower realized gold prices1 for the three month period. For the nine month period, this was slightly offset by higher realized gold prices1. The average market price for the three and nine month periods ended September 30, 2018 was $1,213 and $1,282 per ounce, respectively, versus $1,278 and $1,251 per ounce, respectively, for the same prior year periods. During the third quarter of 2018, the gold price ranged from $1,160 per ounce to $1,266 per ounce and closed the quarter at $1,187 per ounce. Gold prices in the quarter were influenced by global political uncertainty, including concerns regarding trade disputes, a strong trade-weighted US dollar that traded to one-year highs in August, a weakening of Chinese and Indian currencies, and fluctuations in US long term interest rates.

For the three and nine month periods ended September 30, 2018, gold production was 94 thousand and 719 thousand ounces lower, respectively, than the same prior year periods. Excluding the impact of the 50% divestment in the Veladero mine on June 30, 2017, gold production for the nine month period ended September 30, 2018 decreased by 607 thousand ounces, or 16%, compared to the same prior year period. Lower gold production for the three month period is mainly due to lower head grade and tonnage at Veladero and lower tonnage processed at Lagunas Norte, partially offset by higher grades and throughput through the roaster at Barrick Nevada and streamlining of ore delivery at Turquoise Ridge. For the nine month period, lower gold production is mainly as a result of Barrick Nevada’s lower grade and recovery through the oxide mill and autoclave, lower tonnage processed at Lagunas Norte and lower grade at Pueblo Viejo, partially offset by higher production at Turquoise Ridge.

Copper revenues for the three and nine month periods ended September 30, 2018 decreased by 18% and 14%, respectively, compared to the same prior year periods. Lower copper revenues for the three month period was primarily due to lower realized copper price1, partially offset by higher copper sales volume. For the nine month period, the decrease was mainly due to a decline in copper sales volume, slightly offset by a higher realized copper price1. The average market price for the three and nine month periods ended September 30, 2018 was $2.77 and $3.01 per pound, respectively, versus $2.88 and $2.70 per pound, respectively, for the same prior year periods. For the nine month period ended September 30, 2018, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the first quarter of 2018. During the third quarter of 2018, the copper price ranged from $2.62 per pound to $3.01 per

BARRICK THIRD QUARTER 2018	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

pound and closed the quarter at $2.80 per pound. In June 2018, the copper price reached four-year highs due to strong global economic data, increases in the price of other base metals, and concerns over potential supply disruptions from labor actions. However, copper prices subsequently fell to year-to-date lows due to a strengthening US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions. As at September 30, 2018, using option collar strategies, we have protected the downside on approximately 22 million pounds of expected copper production for the last quarter of 2018 at an average floor price of $3.00 per pound and can participate in the upside on the same amount up to an average of $3.40 per pound. Our remaining copper production is subject to market prices. In the third quarter of 2018, we realized gains of $5 million on our copper hedge positions.

Copper production for the three and nine month periods ended September 30, 2018, decreased by 9 million pounds and 40 million pounds, respectively, compared to the same prior year periods. The decrease is mainly as a result of lower production at Lumwana of 11 million pounds or 15% and 38 million pounds or 19%, compared to the same prior year periods. Lower production at Lumwana for the three month period was mainly due to crusher availability issues early in the quarter, combined with lower head grade and recoveries relative to the prior year period. The crusher availability issues were largely rectified in the third quarter and throughput has returned to normalized levels. For the nine month period, lower production at Lumwana was primarily as a result of mill shutdowns, crusher availability issues, and lower head grade. Copper production at Zaldívar for the three month period was in line with the same prior year period. For the nine month period, copper production at Zaldívar was 11 million pounds or 13% lower, attributed to lower tonnes processed from the heap leach due to interruptions to stacking as a result of crusher and conveyor issues. This was partially offset by an increase in production at Jabal Sayid of 3 million pounds and 9 million pounds, compared to the same prior year periods, due to higher mined grade and higher tonnes processed due to increased mill availability, and higher throughput as the site was ramping up in the same prior year periods.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Gold
Direct mining costs	$790	$729	$2,196	$2,241
Depreciation	319	357	907	1,125
Royalty expense	45	50	138	150
Community relations	10	11	27	28
Cost of sales	$1,164	$1,147	$3,268	$3,544
Cost of sales (per oz)[1]	850	820	859	791
Cash costs[2,3]	587	546	588	520
All-in sustaining costs[2,3]	785	772	813	750
Copper
Direct mining costs	$96	$69	$231	$203
Depreciation	37	26	86	59
Royalty expense	11	12	28	27
Community relations	—	1	3	3
Cost of sales	$144	$108	$348	$292
Cost of sales (per lb)[1]	2.18	1.67	2.22	1.72
C1 cash costs[2,3]	1.94	1.56	1.97	1.64
All-in sustaining costs[2,3]	$2.71	$2.24	$2.76	$2.27
[1]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

For the three and nine month periods ended September 30, 2018, cost of sales applicable to gold was 1% higher and 8% lower, respectively, than the same prior year periods. Higher cost of sales applicable to gold for the three month period was primarily due to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves, partially offset by a decrease in sales volume driving lower depreciation expense. For the nine month period, lower cost of sales applicable to gold is attributed to a decrease in sales volume. On a per ounce basis, cost of sales applicable to gold4 was 4% and 9% higher, respectively, than the same prior year periods primarily due to the impact of fewer gold ounces sold, and higher direct mining costs attributable to higher fuel prices and planned maintenance at the Pueblo Viejo autoclaves. For the three and nine month periods ended September 30, 2018, gold all-in sustaining costs1 were up $13 and $63 per ounce, respectively, or 2% and 8%, compared to the same prior year periods primarily due to an increase in

BARRICK THIRD QUARTER 2018	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

direct mining costs as discussed above, partially offset by lower minesite sustaining capital expenditures.

For the three and nine month periods ended September 30, 2018, cost of sales applicable to copper was 33% and 19% higher, respectively, than the same prior year periods primarily due to higher direct mining costs relating to lower capitalized waste stripping, higher maintenance costs, combined with higher fuel and consumable costs at Lumwana. This was partially offset by lower production. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased 31% and 29%, respectively, compared to the same prior year periods primarily due to the impact of lower sales volume on unit production costs and higher direct mining costs at Lumwana, lower capitalized stripping as phase 6B was completed in the prior year at Zaldívar and higher direct mining costs at Jabal Sayid. For the nine month period, this was slightly offset by higher sales volume at Jabal Sayid.

For the three and nine month periods ended September 30, 2018, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 21% and 22% higher, respectively, than the same prior year periods primarily reflecting the higher direct mining costs applicable to copper and higher minesite sustaining capital expenditures.

Capital Expenditures1

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Minesite sustaining[2]	$233	$248	$699	$830

Project capital expenditures[3]	126	53	332	192
Total consolidated capital expenditures	$359	$301	$1,031	$1,022
Attributable capital expenditures[4]	$346	$296	$1,004	$999
[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

For the three and nine month periods ended September 30, 2018, total consolidated capital expenditures on an accrued basis increased by 19% and 1%, respectively, compared to the same prior year periods. This increase is primarily due to an increase in project capital expenditures of 138% and 73%, respectively, as a result of greater spending incurred at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. As at September 30, 2018, we have spent $33 million (including $8 million in the third quarter of 2018) out of a total estimated capital cost of $1.0 billion on the Goldrush exploration declines, $31 million (including $3 million in the third quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion, and $59 million (including $16 million in the third quarter of 2018) out of a total estimated capital cost of $300-$325 million (100% basis) on the construction of the third shaft at Turquoise Ridge. The increases in project capital expenditures were partially offset by a decrease of 6% and 16%, respectively, in minesite sustaining capital expenditures mainly due to the completion of several initiatives occurring in the same prior year periods, including the Goldstrike underground cooling and ventilation project, the autoclave thiosulfate water treatment plant conversion and digitization initiatives, such as short interval control, at Cortez Hills Underground, the optimization of development sequencing at Turquoise Ridge and the construction of phases 4B and 5B of the leach pad expansion at Veladero.

General and Administrative Expenses

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Corporate administration[1]	$61	$56	$178	$147
Stock-based compensation[2]	2	6	16	27
Acacia	8	7	18	12
General & administrative expenses	$71	$69	$212	$186
[1]

For the three and nine months ended September 30, 2018, corporate administration costs include approximately $8 million and $36 million, respectively, of severance costs (2017: $2 million reversal and $nil).

[2]	Based on US$11.08 share price as at September 30, 2018 (2017: US$16.09) and excludes Acacia.

For the three and nine month periods ended September 30, 2018, general and administrative expenses were $71 million and $212 million, respectively, compared to $69 million and $186 million, respectively, in the same prior year periods. Excluding the impact of severance costs relating to the implementation of our decentralized operating model, general and administrative expenses decreased by $6 million and $10 million, respectively. This decrease was mainly due to lower stock-based compensation mainly related to the decrease in Barrick’s share price as at September 30, 2018 and the initial impacts of the implementation of our decentralized operating model.

BARRICK THIRD QUARTER 2018	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Global exploration and evaluation	$26	$28	$92	$94
Advanced project costs:
Pascua-Lama	19	38	67	79
Other	12	3	26	10
Corporate development	16	5	28	10
Business improvement and innovation	5	10	15	24
Global exploration and evaluation and project expense	$78	$84	$228	$217
Minesite exploration and evaluation	11	16	31	39
Total exploration, evaluation and project expenses	$89	$100	$259	$256

Exploration, evaluation and project expenses for the three and nine month periods ended September 30, 2018 decreased by $11 million and increased by $3 million, respectively, compared to the same prior year periods. The decrease for the three month period mainly relates to lower advanced project costs at Pascua-Lama as a result of a reduction in work on the prefeasibility study, lower business improvement and innovation costs and lower minesite exploration and evaluation costs. This was partially offset by higher other advanced project costs as we spent $6 million on the Pueblo Viejo plant expansion, including the pre-oxidation heap leach pad project and pilot flotation plant, and $2 million on the Barrick Nevada processing expansion, and further offset by higher corporate development costs primarily related to the Randgold merger. For the nine months ended September 30, 2018, the increase in other advanced project costs mainly due to $15 million spent on the Pueblo Viejo plant expansion and the increase in corporate development costs outweighed the decrease in advanced project costs at Pascua-Lama and business improvement and innovation costs.

Finance Costs, Net

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Interest expense[1]	$110	$129	$342	$396
Accretion	23	15	65	52
Loss on debt extinguishment	29	101	29	127
Other finance costs	1	(2)	4	(1)
Finance income	(4)	(5)	(12)	(13)
Finance costs, net	$159	$238	$428	$561
[1]

For the three and nine months ended September 30, 2018, interest expense includes approximately $24 million and $73 million of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (2017: $26 million and $76 million, respectively).

For the three and nine month periods ended September 30, 2018, net finance costs were $79 million and $133 million lower, respectively, than the same prior year periods, primarily due to lower debt extinguishment costs and lower interest expense, both attributed to debt reductions made in the prior year. The loss on debt extinguishment in 2018 relates to the make-whole repurchase of the remaining $629 million of principal on the 4.40% Notes due 2021 in July 2018. For 2017, the loss on debt extinguishment relates primarily to the make-whole repurchase of the remaining $279 million of principal on the 6.95% Notes due 2019 and the make-whole repurchase of the remaining $731 million of principal on the 4.10% Notes due 2023.

Additional Significant Statement of Income Items

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Impairment charges (reversals)	$431	$2	$492	($1,128)
Loss on currency translation	62	25	152	60
Other expense (income)	$16	$37	$55	($800)

Impairment Charges (Reversals)

For the three and nine month periods ended September 30, 2018, net impairment charges were $431 million and $492 million, respectively, compared to $2 million and net impairment reversals of $1,128 million, respectively, in the same prior year periods. In the third quarter of 2018, the net impairment charges primarily relate to an asset impairment of Lagunas Norte. For the nine month period, this was further impacted by impairment charges recognized in the second quarter of 2018 of $30 million on the Kabanga project (a joint venture between Barrick and Glencore) and $24 million on Acacia’s Nyanzaga project in Tanzania. In the first quarter of 2017, we recognized an impairment reversal

BARRICK THIRD QUARTER 2018	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

of $1,120 million at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017. For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss on Currency Translation

Loss on currency translation for the three and nine month periods ended September 30, 2018 increased by $37 million and $92 million, respectively, compared to the same prior year periods. The increase is primarily due to unrealized foreign currency translation losses relating to the Argentine peso, which has depreciated significantly in the current year period, and devalues our peso denominated VAT receivable balances. During the third quarter, the US dollar continued to trade strongly and Treasury yields increased. Along with inflation pressures in Argentina and concerns by foreign investors about the country’s levels of debt, this led to a continued weakening of the Argentine peso in the third quarter.

Other Expense (Income)

For the three and nine month periods ended September 30, 2018, other expense decreased by $21 million and increased by $855 million, respectively, compared to the same prior year periods. For the three month period, other expense mainly relates to a $27 million settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011, partially offset by $24 million of insurance proceeds received at Kalgoorlie. Other expense increased for the nine month period mainly as a result of gains of $689 million related to the sale of a 50% interest in the Veladero mine and $193 million related to the sale of a 25% interest in the Cerro Casale project recognized in the second quarter of 2017. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $105 million in the third quarter of 2018. The underlying effective tax rate for ordinary income in the third quarter of 2018 was 59% after adjusting for the credit impact of the United States adjustment to one-time toll charge; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses; and the impact of other expense adjustments. The effective tax rate in the third quarter was higher than our year-to-date effective tax rate of 49%, as a result of adjusting our first-half 2018 tax expense from 44% to 49%. The increase is due to lower-than-anticipated sales from operations in lower-tax jurisdictions, in particular Barrick Nevada, while costs in non-tax-effected entities have remained relatively stable. The unadjusted tax rate for income in the third quarter of 2018 was 37% of the loss before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

BARRICK THIRD QUARTER 2018	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at September 30, 2018	As at December 31, 2017
Total cash and equivalents	$1,697	$2,234
Current assets	2,406	2,450
Non-current assets	20,015	20,624
Total Assets	$24,118	$25,308
Current liabilities excluding short-term debt	$1,500	$1,688
Non-current liabilities excluding long-term debt[1]	6,187	6,130
Debt (current and long-term)	5,745	6,423
Total Liabilities	$13,432	$14,241
Total shareholders’ equity	8,907	9,286
Non-controlling interests	1,779	1,781
Total Equity	$10,686	$11,067
Total common shares outstanding (millions of shares)[2]	1,168	1,167
Key Financial Ratios:
Current ratio[3]	2.65:1	2.68:1
Debt-to-equity[4]	0.54:1	0.58:1
[1]	Non-current financial liabilities as at September 30, 2018 were $6,196 million (December 31, 2017: $6,844 million).
[2]	Total common shares outstanding do not include 0.9 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2018 and December 31, 2017.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2018 and December 31, 2017.

Balance Sheet Review

Total assets were $24.1 billion at September 30, 2018, approximately $1.2 billion lower than at December 31, 2017, primarily reflecting a lower cash balance as a result of the debt repayment made in July 2018 and a decrease in property, plant & equipment mainly due to the asset impairment of Lagunas Norte. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government and joint venture related receivables, and cash and equivalents.

Total liabilities at September 30, 2018 totaled $13.4 billion; approximately $0.8 billion lower than at December 31, 2017, mainly reflecting the $0.6 billion debt repayment made during the third quarter and a reduction in our provision for environmental rehabilitation due to an increase in the discount rate. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

As at October 16, 2018	Number of shares
Common shares	1,167,593,272
Stock options	936,756

Financial Position and Liquidity

Total cash and cash equivalents as at September 30, 2018 were $1.7 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at September 30, 2018, our total debt was $5.7 billion (debt net of cash and equivalents was $4.0 billion) and our debt-to-equity ratio was 0.54:1. This compares to debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of 0.58:1.

On July 17, 2018, we completed a make-whole repurchase of the outstanding $629 million of principal of the 4.40% notes due 2021. Future debt repayments will be completed using cash flow from operations and cash on hand. Having materially strengthened the balance sheet, Barrick does not intend to sell further assets for the purposes of debt repayment. Any proceeds resulting from further portfolio optimization will be reinvested back into our business to enhance our project pipeline or returned to shareholders.

As described on page 27, we announced on September 24, 2018 that we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co. Ltd. On October 2, 2018, we purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd.

Uses of cash for the remainder of 2018 include capital commitments of $66 million and we expect to incur attributable sustaining and project capital expenditures of approximately $400 million during the last quarter of

BARRICK THIRD QUARTER 2018	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

the year, based on our guidance range on page 28. For the remainder of 2018, we have contractual obligations and commitments of $285 million in purchase obligations for supplies and consumables and $2 million in derivative liabilities which will form part of operating costs. In addition, we have $141 million in interest payments and other amounts as detailed in the table on page 48. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. In March 2018, Moody’s and S&P each upgraded their ratings on our long-term debt, from Baa3 to Baa2 and from BBB- to BBB, respectively. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.27:1 as at September 30, 2018 (0.27:1 as at December 31, 2017).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net cash provided by operating activities	$706	$532	$1,354	$1,475
Investing activities
Capital expenditures	($387)	($307)	($1,026)	($1,046)
Divestitures	—	—	—	960
Other	1	1	9	5
Total investing inflows/(outflows)	($386)	($306)	($1,017)	($81)
Financing activities
Net change in debt[1]	($649)	($1,023)	($680)	($1,508)
Dividends	(31)	(31)	(94)	(94)
Other	(24)	(73)	(94)	(158)
Total financing inflows/(outflows)	($704)	($1,127)	($868)	($1,760)
Effect of exchange rate	(4)	—	(6)	2
Increase/(decrease) in cash and equivalents	($388)	($901)	($537)	($364)
1

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

In the third quarter of 2018, we generated $706 million in operating cash flow, compared to $532 million in the same prior year period. The increase of $174 million was primarily due to a favorable change in working capital, mainly as a result of increased drawdown of inventory and the timing of accounts receivable and accounts payable. This was partially offset by lower realized gold and copper prices1 and higher cash cost of sales.

Cash outflows from investing activities in the third quarter of 2018 were $386 million compared to $306 million in the same prior year period. The change of $80 million was primarily due to an increase in project capital expenditures as we invest in the future of our business, including Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion in Barrick Nevada as well as the construction of the third shaft at Turquoise Ridge.

Net financing cash outflows for the third quarter of 2018 amounted to $704 million, compared to $1,127 million in the same prior year period. The lower outflows are primarily related to lower debt repayments in the third quarter of 2018, combined with lower debt extinguishment costs.

BARRICK THIRD QUARTER 2018	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, have together assumed the role of CODM. Upon completion of the proposed merger with Randgold, it is expected that Mark Bristow, as President and Chief Executive Officer, will assume this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2018	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada1, Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Total tonnes mined (000s)	42,872	52,650	(19)%	141,886	158,304	(10)%
Open pit	42,110	51,950	(19)%	139,691	156,168	(11)%
Underground	762	700	9%	2,195	2,136	3%
Average grade (grams/tonne)
Open pit mined	2.87	2.61	10%	3.01	2.82	7%
Underground mined	9.79	11.04	(11)%	9.83	10.67	(8)%
Processed	3.03	3.47	(13)%	3.14	3.47	(10)%
Ore tonnes processed (000s)	6,972	5,747	21%	17,844	18,550	(4)%
Oxide mill	1,091	1,175	(7)%	3,348	3,472	(4)%
Roaster	1,410	1,217	16%	3,638	3,560	2%
Autoclave	1,106	993	11%	3,458	3,173	9%
Heap leach	3,365	2,362	42%	7,400	8,345	(11)%
Gold produced (000s oz)	545	520	5%	1,480	1,782	(17)%
Oxide mill	108	206	(48)%	457	786	(42)%
Roaster	365	235	55%	745	682	9%
Autoclave	42	52	(19)%	164	191	(14)%
Heap leach	30	27	11%	114	123	(7)%
Gold sold (000s oz)	596	556	7%	1,502	1,818	(17)%
Segment revenue ($ millions)	$726	$706	3%	$1,925	$2,273	(15)%
Cost of sales ($ millions)	475	425	12%	1,243	1,441	(14)%
Segment income ($ millions)	240	268	(10)%	653	794	(18)%
Segment EBITDA ($ millions)[2]	416	447	(7)%	1,116	1,432	(22)%
Capital expenditures ($ millions)	139	114	22%	434	427	2%
Minesite sustaining	54	78	(31)%	198	266	(26)%
Project	85	36	136%	236	161	47%
Cost of sales (per oz)	799	762	5%	828	791	5%
Cash costs (per oz)[2]	503	441	14%	518	440	18%
All-in sustaining costs (per oz)[2]	623	597	4%	673	603	12%
All-in costs (per oz)[2]	$769	$665	16%	$832	$694	20%
[1]	Includes our 60% share of South Arturo.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Financial Results

Barrick Nevada’s segment income for the three and nine month periods ended September 30, 2018 was 10% and 18% lower, respectively, than the same prior year periods. Lower segment income for the three month period is primarily due to an increase in cost of sales and lower realized gold prices1 of 4%, partially offset by an increase in sales volume. For the nine month period, lower segment income is primarily due to a decrease in sales volume and an increase in cost of sales, partially offset by higher realized gold prices1 of 3%.

Gold production for the three and nine month periods ended September 30, 2018 was 5% higher and 17% lower, respectively, compared to the same prior year periods. For the three month period, higher gold production at the roaster is primarily due to higher refractory grades processed from Cortez Hills open pit

(“CHOP”), and higher tonnes processed from CHOP and Cortez Hills underground (“CHUG”) due to an increase in material hauled over the road from Cortez to Goldstrike. In addition, current period production also benefited from higher grades processed from Goldstrike’s open pit 4th northwest layback that was in a stripping phase in the same prior year period, and higher roaster tonnes per operating hour driven by blend optimization. This was partially offset by lower grade and recovery from CHOP ore at the oxide mill as a result of CHOP transitioning from primarily oxide material to a mix of refractory and oxide ore, combined with harder ores reducing throughput rates compared to prior year periods. For the nine month period, lower gold production was mainly due to decreases at the oxide mill, as a result of CHOP transitioning from primarily oxide material to a mix of refractory and oxide ore. CHOP

BARRICK THIRD QUARTER 2018	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

refractory ore is processed at the roaster and is limited by over the road haulage rates versus primarily oxide ore processing at the oxide mill in the same prior year period. At the oxide mill, lower grade and recovery came from CHOP, combined with harder ores reducing throughput rates compared to the prior year period. At the autoclave, lower recoveries were due to the available stockpile ore that was processed. This was partially offset by increases at the roaster facility caused by higher refractory grades processed from CHOP; increased throughput from CHOP and CHUG due to increased over the road shipping; higher grades processed from Goldstrike’s open pit 4th northwest layback that was in a stripping phase compared to the same prior year period; partially offset by lower grades from CHUG and Goldstrike underground as mining advances deeper into the mine; less South Arturo phase 2 ore processed as phase 2 mining ended in the fourth quarter of 2017; and lower roaster throughput due to the scheduled maintenance shutdown in the second quarter of 2018.

Cost of sales per ounce4 were $37 per ounce higher for both three and nine month periods ended September 30, 2018, than the same prior year periods mainly due to higher direct mining costs. For the nine month period, this was further attributed to the impact of lower sales volume on unit production costs. The increases in direct mining costs were mainly due to higher fuel prices and consumption, dewatering at CHOP expensed versus capitalized compared to the same prior year periods due to less than one year of CHOP remaining, and less capitalized stripping at Goldstrike open pit. For the three and nine month periods ended September 30, 2018, all-in sustaining costs1 increased by $26 and $70 per ounce, respectively, compared to the same prior year periods. The increases were primarily due to higher direct mining costs, partially offset by lower minesite sustaining capital expenditures. For the nine month period, higher all-in sustaining costs1 was also attributed to the impact of lower sales volume on unit production costs.

Capital expenditures for the three and nine month periods ended September 30, 2018 increased by 22% and 2%,

respectively, from the same prior year periods due to higher project expenditures, partially offset by lower minesite sustaining capital expenditures. Higher project capital expenditures are attributed to higher capitalized stripping at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion. Lower minesite sustaining capital expenditures is attributed to decreases of $6 million and $14 million, respectively, due to digitization initiatives, such as short interval control, at CHUG; $6 million and $13 million, respectively, relating to Goldstrike open pit stripping and underground development due to fewer capitalized waste tons mined; $7 million and $9 million, respectively, relating to tailings expansions; $6 million and $8 million, respectively, due to the completion of the Goldstrike underground cooling and ventilation project to allow mining below a 3,600 foot elevation; and $0.5 million and $12 million, respectively, relating to the autoclave thiosulfate water treatment plant conversion that occurred in the same prior year periods. This was partially offset by an increase of $8 million and $8 million, respectively, relating to the state roads project completed in the third quarter of 2018 to continue to haul ore from Cortez to Goldstrike.

Outlook

We now expect 2018 production to be in the range of 2,050 to 2,255 thousand ounces compared to the previous range of 2,100 to 2,255 thousand ounces. We expect cost of sales4 to remain in the range of $760 to $810 per ounce. We continue to expect cash costs1 to be in the range of $470 to $530 per ounce and all-in sustaining costs1 to be between $610 to $660 per ounce.

We expect sustaining capital to be lower in the fourth quarter as the North American construction and drilling season ramps down. Fourth quarter production is expected to benefit from high grade refractory and oxide ore through the underground workings at CHOP, ramping up over the road haulage rates to Goldstrike increasing overall roaster grades processed, timing of leach production, and higher autoclave availability.

BARRICK THIRD QUARTER 2018	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Underground tonnes mined (000s)	167	170	(2)%	489	473	3%
Average grade (grams/tonne)
Underground mined	14.31	15.21	(6)%	14.69	15.50	(5)%
Gold produced (000s oz)	79	68	16%	194	147	32%
Gold sold (000s oz)	75	66	14%	196	141	39%
Segment revenue ($ millions)	$90	$84	7%	$249	$177	41%
Cost of sales ($ millions)	60	49	22%	152	104	46%
Segment income ($ millions)	30	34	(12)%	97	71	37%
Segment EBITDA ($ millions)[1]	37	43	(14)%	118	89	33%
Capital expenditures ($ millions)	15	11	36%	42	24	75%
Minesite sustaining	3	11	(73)%	13	24	(46)%
Project	12	—	100%	29	—	100%
Cost of sales (per oz)	805	755	7%	777	740	5%
Cash costs (per oz)[1]	711	617	15%	671	612	10%
All-in sustaining costs (per oz)[1]	757	793	(5)%	743	788	(6)%
All-in costs (per oz)[1]	$920	$793	16%	$891	$788	13%
[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and nine month periods ended September 30, 2018 was 12% lower and 37% higher, respectively, than the same prior year periods. Lower segment income for the three month period is primarily due to higher cost of sales and lower realized gold prices1 of 6%, partially offset by an increase in sales volume. For the nine month period, higher segment income reflects an increase in sales volume and higher realized gold prices1 of 1%, partially offset by higher cost of sales.

Gold production for the three and nine month periods ended September 30, 2018 was 16% and 32% higher, respectively, than the same prior year periods, primarily due to streamlining the ore delivery to Newmont’s Twin Creeks facility for processing. The direct shipping of ore when mined, rather than holding an extra month of stockpile in inventory, eliminated the double handling of ore and one month of stockpiled material.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2018 was $50 and $37 per ounce higher, respectively, than the same prior year periods primarily reflecting an increase in processing costs attributed to the new toll milling agreement for the processing of ore at Newmont’s Twin Creeks facility, partially offset by lower mining costs. For the three and nine month periods ended September 30, 2018, all-in sustaining costs1 decreased by $36 and $45 per ounce, respectively, compared to the same prior year periods primarily reflecting lower minesite sustaining capital expenditures, partially offset by higher cost of sales per ounce.

Capital expenditures for the three and nine month periods ended September 30, 2018, increased by 36% and 75%, respectively, compared to the same prior year periods. The increase was due to higher project capital expenditures relating to the construction of the third shaft, of which we have spent $44 million to date (including $12 million in the third quarter of 2018) out of an estimated capital cost of $225-$245 million (75% basis). This was partially offset by lower minesite sustaining capital expenditures as a result of the completion of the work in the same prior year period to optimize development sequencing.

Outlook

We continue to expect 2018 production to be in the range of 240 to 270 thousand ounces (Barrick’s share). We now expect cost of sales4 to be in the range of $750 to $800 per ounce and cash costs1 to be in the range of $650 to $690 per ounce, compared to our previous ranges of $720 to $770 per ounce and $630 to $670 per ounce, respectively. We continue to expect all-in sustaining costs1 to be in the range of $700 to $780 per ounce.

BARRICK THIRD QUARTER 2018	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined (000s)	6,243	6,172	1%	17,875	17,139	4%
Average grade (grams/tonne)
Open pit mined	3.09	3.19	(3)%	2.74	3.06	(10)%
Processed	4.60	4.77	(4)%	3.98	4.60	(13)%
Autoclave ore tonnes processed (000s)	1,185	1,068	11%	3,628	3,419	6%
Gold produced (000s oz)	151	154	(2)%	415	468	(11)%
Gold sold (000s oz)	147	142	4%	420	455	(8)%
Segment revenue ($ millions)	$193	$201	(4)%	$589	$613	(4)%
Cost of sales ($ millions)	117	101	16%	325	300	8%
Segment income ($ millions)	74	98	(24)%	256	307	(17)%
Segment EBITDA ($ millions)[2]	103	122	(16)%	337	384	(12)%
Capital expenditures ($ millions)	23	21	10%	66	50	32%
Minesite sustaining	23	21	10%	66	50	32%
Project	—	—	—%	—	—	— %
Cost of sales (per oz)	803	717	12%	775	661	17%
Cash costs (per oz)[2]	517	442	17%	481	412	17%
All-in sustaining costs (per oz)[2]	688	604	14%	648	536	21%
All-in costs (per oz)[2]	$688	$604	14%	$648	$536	21%
[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and nine month periods ended September 30, 2018 was 24% and 17% lower, respectively, than the same prior year periods. Lower segment income for the three month period is primarily due to lower realized gold prices1 of 6%, and higher cost of sales per ounce, partially offset by higher sales volume. For the nine month period, lower segment income reflects lower sales volume and an increase in cost of sales per ounce, partially offset by higher realized gold prices1 of 2%.

Gold production for the three and nine month periods ended September 30, 2018 were 2% and 11% lower, respectively, than the same prior year periods. Lower gold production results from the expected decline in ore grades for these periods and mining in areas of the Moore Pit that contain a higher proportion of carbonaceous ore which has lower recoveries, partially offset by higher plant throughput primarily due to higher throughput rates and autoclave availabilities resulting from Best-in-Class initiatives. Following completion of descaling and plant debottlenecking improvements during the third quarter, the autoclaves recorded a number of daily throughput records exceeding current plant design limits.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2018 were $86 and $114 per ounce higher, respectively, than the same prior year periods mainly reflecting increased direct mining costs relating to higher fuel prices and costs attributed to planned autoclave, mill and electrical maintenance, partially offset by higher by-product credits. For the nine month period, this was further impacted by a decrease in sales volume on unit production costs. For the three and nine month periods ended September 30, 2018, all-in sustaining costs1 increased by $84 and $112 per ounce, respectively, compared to the same prior year periods reflecting the planned increase in minesite sustaining capital expenditures, combined with higher direct mining costs.

Capital expenditures for the three and nine month periods ended September 30, 2018 increased by 10% and 32%, respectively, compared to the same prior year periods, primarily due to capitalized stripping costs associated with commencing Moore Pit phases 5, 6 and 7.

Outlook

We now expect our equity share of 2018 gold production to be in the range of 575 to 590 thousand ounces, cost of sales4 to be in the range of $760 to $775 per ounce, cash costs1 to be in the range of $460 to $475 per ounce and all-in sustaining costs1 to be in the range of $625 to $645 per ounce, compared to our previous guidance of 585 to 615 thousand ounces, $720 to $750 per ounce, $425 to $450 per ounce and $590 to $620 per ounce, respectively.

Fourth quarter production is expected to be positively impacted by higher throughput following the completion of autoclave descaling in the third quarter, higher ore head grades compared to the first half of 2018 and less carbonaceous ore feed resulting in improved recoveries. Cost of sales is expected to be impacted by higher plant throughput, increasing energy prices, and costs associated with workforce reductions.

BARRICK THIRD QUARTER 2018	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina1

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined (000s)	7,924	7,205	10%	27,268	39,326	(31)%
Average grade (grams/tonne)
Open pit mined	0.68	0.94	(28)%	0.84	1.00	(16)%
Processed	0.74	0.92	(20)%	0.90	1.01	(11)%
Heap leach ore tonnes processed (000s)	3,165	3,666	(14)%	10,016	17,196	(42)%
Gold produced (000s oz)	49	99	(51)%	201	322	(38)%
Gold sold (000s oz)	50	90	(44)%	206	344	(40)%
Segment revenue ($ millions)	$59	$114	(48)%	$271	$439	(38)%
Cost of sales ($ millions)	55	106	(48)%	212	302	(30)%
Segment income ($ millions)	6	9	(33)%	58	134	(57)%
Segment EBITDA ($ millions)[2]	30	57	(47)%	147	220	(33)%
Capital expenditures ($ millions)	20	21	(5)%	84	134	(37)%
Minesite sustaining	20	21	(5)%	84	134	(37)%
Project	—	—	—%	—	—	— %
Cost of sales (per oz)	1,083	1,187	(9)%	1,027	878	17%
Cash costs (per oz)[2]	581	637	(9)%	560	595	(6)%
All-in sustaining costs (per oz)[2]	995	890	12%	980	1,000	(2)%
All-in costs (per oz)[2]	$995	$890	12%	$980	$1,000	(2)%
[1]	We sold 50% of Veladero on June 30, 2017; therefore these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Financial Results

Veladero’s segment income for the three and nine month periods ended September 30, 2018 was 33% and 57% lower, respectively, than the same prior year periods. Excluding the impact of the 50% divestment of the Veladero mine on June 30, 2017, segment income was 19% lower for the nine month period. Lower segment income for the three month period is primarily due to lower sales volume, lower cost of sales, and lower realized gold prices1 of 4%. This was further impacted by the export tax announced in September by the Argentine government as described further below. For the nine month period, segment income was also impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued as a result of the transaction, partially offset by higher realized gold prices1 of 4%.

Gold production for the three and nine month periods ended September 30, 2018 were 51% and 38% lower, respectively, than the same prior year periods. Excluding the impact of the divestment, gold production decreased by 4% for the nine month period compared to the same prior year period. The decrease in gold production is mainly due to lower head grade and tonnage processed as a result of delays in phase 5 of the open pit. For the nine month period, this was further impacted by the severe winter and higher stacking of the leach pad which resulted in decreased optimization of heap permeability, partially compensated by improved solution management.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2018 were $104 lower and $149 higher per ounce, respectively, than the same prior year periods. Lower cost of sales per ounce4 for the three month period is mainly attributable to a decrease in direct mining costs primarily due to the significant weakening of the Argentine peso and lower costs as a result of Best-in-Class initiatives, partially offset by the impact of lower sales volume on unit production costs and an increase in power and fuel prices. For the nine month period, the decrease in direct mining costs were outweighed by higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine, resulting in higher cost of sales per ounce4. For the three and nine month periods ended September 30, 2018, all-in sustaining costs1 increased by $105 and decreased by $20 per ounce, respectively, compared to the same prior year periods. Higher all-in sustaining costs1 for the three month period is attributed to an increase in minesite sustaining capital expenditures on a per ounce basis. For the nine month period, the decrease in all-in sustaining costs1 is primarily due to lower minesite sustaining capital expenditures.

Capital expenditures for the three and nine month periods ended September 30, 2018 decreased by 5% and 37%,

BARRICK THIRD QUARTER 2018	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

respectively, compared to the same prior year periods. Excluding the impact of the divestment, capital expenditures increased by 8% for the nine month period. For the three month period, the decrease is primarily due to the completion of the construction of phases 4B and 5B of the leach pad expansion and lower purchases of components and mine equipment, partially offset by higher capitalized stripping expenditures. For the nine month period, higher capital expenditures were mainly as a result of higher spend for refinery continuous retorts and dry carbon scrubbers projects and higher capitalized stripping expenditures.

Outlook

We continue to expect 2018 production to be in the range of 275 to 330 thousand ounces (Barrick’s share) and cost of sales4 to be in the range of $970 to $1,110 per ounce. We continue to expect cash costs1 to be in the range of $560 to $620 per ounce and all-in sustaining costs1 to be in the range of $960 to $1,100 per ounce.

In the second and third quarters of 2018, we noted that inflation in Argentina was accelerating and is now considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency.

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify its impact of the export duty on Veladero’s operations.

Releases of Process Solution

Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. On January 23, 2018, MAG paid an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) in respect of these incidents and filed a request for reconsideration with the San Juan Provincial mining authority. This request was rejected on March 28, 2018, and a further appeal will be heard and decided by the Governor of San Juan. This fine was in addition to the administrative fine of approximately $10 million (at the then applicable Argentine peso/$ exchange rate) paid by MAG in connection with a process solution release that occurred in September 2015.

The operational incidents noted above have resulted in additional regulatory and legal proceedings. A federal judge in Buenos Aires is investigating the alleged actions and omissions of former federal officials in connection with the enforcement of the Argentine glacier legislation and maintenance of environmental controls. In total, six former federal officials have been indicted under these proceedings. On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018 the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to determine jurisdiction. To date, the studies have not been performed.

On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls was concluded and the case was sent to trial. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

BARRICK THIRD QUARTER 2018	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Open pit tonnes mined tonnes mined (000s)	7,279	8,503	(14)%	22,722	25,884	(12)%
Average grade (grams/tonne)
Open pit mined	1.71	1.57	9%	1.42	1.30	9%
Processed	0.92	1.01	(9)%	0.91	1.03	(11)%
Heap leach ore tonnes processed (000s)	1,942	5,013	(61)%	6,806	13,753	(51)%
Gold produced (000s oz)	64	96	(33)%	195	274	(29)%
Gold sold (000s oz)	67	93	(28)%	201	283	(29)%
Segment revenue ($ millions)	$83	$124	(33)%	$268	$365	(27)%
Cost of sales ($ millions)	49	58	(16)%	129	170	(24)%
Segment income ($ millions)	32	66	(52)%	131	186	(30)%
Segment EBITDA ($ millions)[1]	46	83	(45)%	167	236	(29)%
Capital expenditures ($ millions)	5	8	(38)%	15	17	(12)%
Minesite sustaining	4	5	(20)%	13	12	8%
Project	1	3	(67)%	2	5	(60)%
Cost of sales (per oz)	720	612	18%	639	601	6%
Cash costs (per oz)[1]	472	390	21%	409	382	7%
All-in sustaining costs (per oz)[1]	631	470	34%	596	457	30%
All-in costs (per oz)[1]	$644	$501	29%	$605	$474	28%
[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three and nine months ended September 30, 2018 was 52% and 30% lower, respectively, than the same prior year periods. This was primarily due to lower sales volume, partially offset by lower cost of sales. Lower segment income for the three month period was further impacted by lower realized gold prices1 of 5%. For the nine month period, the decrease in segment income was partially offset by higher realized gold prices1 of 3%.

Gold production for the three and nine month periods ended September 30, 2018, were 33% and 29% lower, respectively, than the same prior year periods primarily due to lower ore tonnage placed on the leach pad, in line with expectations as the mine matures, partially offset by improvements in the leach pad irrigation systems. For the nine month period ended September 30, 2018, the decrease in production was also attributed to the planned maintenance shutdowns at the crushing plant.

Cost of sales per ounce4 for the three and nine month periods ended September 30, 2018 were $108 and $38 per ounce higher, respectively, than the same prior year periods mainly due to the impact of lower sales volume. For the three and nine month periods ended September 30, 2018, all-in sustaining costs1 increased by $161 and $139 per ounce, respectively, compared to the same prior year periods primarily reflecting higher rehabilitation accretion and amortization, as the provision for environmental rehabilitation was increased at the end of 2017, combined with the impact of lower sales volume on both cost of sales and minesite sustaining capital expenditures on a per unit basis.

Capital expenditures for the three and nine month periods ended September 30, 2018, decreased by 38% and 12%, respectively, compared to the same prior year periods due to lower project capital expenditures relating to ongoing studies for the mine life extension project and lower capitalized stripping expenditures as the pit is in its final planned year of mining. For the nine month period, the decrease in capital expenditures was partially offset by higher minesite sustaining capital expenditures as a result of the replacement of the ancillary fleet, combined with capitalized drilling targeting new open pit oxide opportunities.

Outlook

We now expect 2018 production to be in the narrowed range of 250 to 270 thousand ounces and cost of sales4 to be in the range of $720 to $850 per ounce, compared to our previous guidance of 230 to 270 thousand ounces and $740 to $870 per ounce, respectively. We continue to expect cash costs1 to be in the range of $420 to $490 per ounce and all-in sustaining costs1 to be in the range of $670 to $780 per ounce.

Based on the feasibility study update completed in the third quarter of 2018, the project relating to the processing of carbonaceous materials (“CMOP”) has now moved into the detailed engineering phase. Additional leach production from the M3B Dry Screening Process is expected to start benefiting production in the first quarter of 2019 and is separate from the proposed CMOP.

BARRICK THIRD QUARTER 2018	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data	For the three months ended September 30			For the nine months ended September 30
	2018	2017	% Change	2018	2017	% Change
Total tonnes mined (000s)	4,416	8,608	(49)%	12,601	26,647	(53)%
Open pit	4,214	8,236	(49)%	12,028	25,550	(53)%
Underground	202	372	(46)%	573	1,097	(48)%
Average grade (grams/tonne)
Open pit mined	1.98	1.35	47%	1.96	1.40	40%
Underground mined	7.40	8.08	(8)%	7.80	8.56	(9)%
Processed[1]	2.10	3.30	(36)%	2.00	3.10	(35)%
Ore tonnes processed (000s)	2,373	2,004	18%	6,943	6,864	1%
Gold produced (000s oz)	137	191	(28)%	391	619	(37)%
Gold sold (000s oz)	136	133	2%	387	445	(13)%
Segment revenue ($ millions)	$166	$170	(2)%	$499	$561	(11)%
Cost of sales ($ millions)	114	107	7%	342	355	(4)%
Segment income ($ millions)	35	30	17%	139	159	(13)%
Segment EBITDA ($ millions)[2]	54	53	2%	205	241	(15)%
Capital expenditures ($ millions)	23	36	(36)%	74	127	(42)%
Minesite sustaining	19	29	(34)%	65	119	(45)%
Project	4	7	(43)%	9	8	13%
Cost of sales (per oz)	842	808	4%	884	796	11%
Cash costs (per oz)[2]	670	616	9%	690	588	17%
All-in sustaining costs (per oz)[2]	880	939	(6)%	922	907	2%
All-in costs (per oz)[2]	$911	$992	(8)%	$946	$925	2%
[1]	Includes tailings retreatment.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia’s segment income for the three and nine month periods ended September 30, 2018 was 17% higher and 13% lower, respectively, than the same prior year periods. For the three months ended September 30, 2018, the increase is mainly attributed to significantly lower costs relating to the Bulyanhulu reduced operations program and higher sales volume, partially offset by higher direct mining costs, and lower realized gold prices1. For the nine months ended September 30, 2018, the decrease is attributed to lower sales volume, partially offset by lower direct mining costs, and higher realized gold prices1.

For the three and nine month periods ended September 30, 2018, gold production was 28% and 37% lower, respectively, than the same prior year periods primarily due to Bulyanhulu being transitioned to reduced operations in the third quarter of 2017 and transitioning Buzwagi to a lower grade stockpile processing operation, partially offset by higher average grades at the Nyabirama open pit at North Mara. For the three month period, gold sales increased by 2% as a result of the transition of Buzwagi producing bullion in the current year period, compared to concentrate production in the prior year period. The concentrate export ban imposed by the

Government of Tanzania on March 3, 2017 prevented the sale of second and third quarter 2017 production from Bulyanhulu and Buzwagi.

Cost of sales per ounce4 in the three and nine month periods ended September 30, 2018 were 4% and 11% higher, respectively, than the same prior year periods primarily reflecting increased drawdown of ore stockpiles at Buzwagi. This was partially offset by lower direct mining costs as a result of Buzwagi transitioning to a stockpile processing operation and Bulyanhulu being on reduced operations. For the nine month period, the increase was further attributed to the impact of lower sales volume on unit production costs. All-in sustaining costs1 per ounce for the three and nine month periods ended September 30, 2018 were $59 lower and $15 higher, respectively, than the same prior year periods. For the three month period, the decrease was a result of lower minesite sustaining capital expenditures, partially offset by higher cost of sales per ounce4. For the nine month period, the increase in cost of sales per ounce4 outweighed the decrease in minesite sustaining capital expenditures, resulting in higher all-in sustaining costs1.

For the three and nine month periods ended September 30, 2018, capital expenditures decreased by 36% and 42%, respectively, compared to the same prior year periods primarily due to the reduced operations at Bulyanhulu.

BARRICK THIRD QUARTER 2018	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

We now expect 2018 production to be approximately 325 thousand ounces (Barrick’s share), compared to our previous range of 275 to 305 thousand ounces and all-in sustaining costs1 to be at the lower end of the range of $935 to $985 per ounce. We continue to expect cost of sales4 to be in the range of $970 to $1,020 per ounce, cash costs1 to be in the range of $690 to $720 per ounce.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. Since the Ban was imposed, Acacia has seen a build-up of approximately 186,000 ounces of gold, 12.1 million pounds of copper and 159,000 ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré, and as such will no longer see a further build up of concentrate.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and

BARRICK THIRD QUARTER 2018	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. In order to allow the process to continue in an orderly manner and without an arbitrary deadline, no timetable is being provided for completion of discussions at this time. If Barrick is able to conclude discussions satisfactorily with the Government, the proposal would be subject to review and approval by Acacia.

Discussions between the Government of Tanzania and Barrick concerning the proposed framework for Acacia Mining plc’s operations in Tanzania remain ongoing. Barrick is conducting these discussions in its capacity as the largest shareholder of Acacia, in an effort to reach a resolution that is agreeable to all parties. Barrick is not negotiating on behalf of Acacia. In order to allow the process to continue in an orderly manner and without an arbitrary deadline, Barrick has not provided a timetable for the completion of the discussions. If Barrick is able to conclude discussions satisfactorily with the Government, the proposal will be provided to the Independent Committee of the Acacia Board of Directors for its consideration. Barrick notes that Acacia has been exposed to an increasingly challenging operating environment in recent weeks. Barrick shares Acacia’s concerns about the increasing risks to the safety and security of its people, and continues to believe that a negotiated resolution is in the best interest of all parties.

Refer to note 17 to the Financial Statements for more information regarding this matter.

BARRICK THIRD QUARTER 2018	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources.

Since temporarily suspending the project in 2013, Barrick has been studying the optimization of the Pascua-Lama project. Work to date on the prefeasibility study for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not meet Barrick’s investment criteria. Based on this, and taking into consideration other risk factors, the Company has suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Studying and progressing surface closure at Pascua does not prevent Barrick from developing a future underground mine. Barrick will continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve and related risks can be mitigated.

As part of the Strategic Cooperation Agreement between Barrick and Shandong Gold, Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options.

SMA Regulatory Sanctions

On January 17, 2018, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a revised resolution (the “Revised Resolution”) from Chile’s Superintendencia del Medio Ambiente (“SMA”), in which the environmental regulator reduced the original administrative fine relating to historical compliance matters at the Project from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued a ruling in an administrative process established under Chilean law to review significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on that appeal has been scheduled for November 6, 2018, and CMN continues to evaluate all of its legal options. Refer to note 17 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending. Refer to note 17 to the Financial Statements for more information regarding this matter.

BARRICK THIRD QUARTER 2018	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)		Payments due as at September 30, 2018
	2018	2019	2020	2021	2022	2023 and thereafter	Total
Debt[1]
Repayment of principal	$1	$33	$263	$7	$337	$5,109	$5,750
Capital leases	6	11	4	1	1	2	25
Interest	141	332	328	318	311	5,042	6,472
Provisions for environmental rehabilitation[2]	127	143	211	235	184	2,255	3,155
Operating leases	7	18	9	10	9	10	63
Restricted share units	27	16	3	2	—	—	48
Pension benefits and other post-retirement benefits	4	15	14	14	13	206	266
Derivative liabilities[3]	2	—	—	—	—	—	2
Purchase obligations for supplies and consumables[4]	285	334	305	225	132	754	2,035
Capital commitments[5]	66	25	12	5	1	1	110
Social development costs[6]	6	15	5	1	2	315	344
Total	$672	$942	$1,154	$818	$990	$13,694	$18,270
[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2018. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the 2017 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social development costs - Includes a commitment of $269 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2023.

In addition, as described on page 27, we announced on September 24, 2018 that we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co. Ltd. On October 2, 2018, we purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd.

BARRICK THIRD QUARTER 2018	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

($ millions, except where indicated)	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4
Revenues	$1,837	$1,712	$1,790	$2,228	$1,993	$2,160	$1,993	$2,319
Realized price per ounce – gold[2]	1,216	1,313	1,332	1,280	1,274	1,258	1,220	1,217
Realized price per pound – copper[2]	2.76	3.11	2.98	3.34	3.05	2.60	2.76	2.62
Cost of sales	1,315	1,176	1,152	1,411	1,270	1,277	1,342	1,454
Net earnings (loss)	(412)	(94)	158	(314)	(11)	1,084	679	425
Per share (dollars)[3]	(0.35)	(0.08)	0.14	(0.27)	(0.01)	0.93	0.58	0.36
Adjusted net earnings[2]	89	81	170	253	200	261	162	255
Per share (dollars)[2,3]	0.08	0.07	0.15	0.22	0.17	0.22	0.14	0.22
Operating cash flow	706	141	507	590	532	448	495	711
Cash capital expenditures	387	313	326	350	307	405	334	326
Free cash flow[2]	$319	($172)	$181	$240	$225	$43	$161	$385
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow1. The positive free cash flow generated, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years.

In the third quarter of 2018, we achieved positive free cash flow as a result of favorable working capital movements and increased sales volume compared to the second quarter of 2018 following the completion of major planned maintenance shutdowns in the first half of 2018. We recorded a $405 million impairment charge in the third quarter of 2018 resulting from an asset impairment of Lagunas Norte. In the second quarter of 2018, lower gold sales volumes primarily driven by planned maintenance activities at Barrick Nevada and Pueblo Viejo, caused lower net earnings and operating cash flow. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia’s Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of the Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $199 million (net of tax effects) primarily relating to impairment reversals at Veladero and Lagunas Norte.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2017 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal control over financial reporting during the third quarter of 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2018	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2018	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net (loss) earnings attributable to equity holders of the Company	($412)	($11)	($348)	$1,752
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[1]	431	2	492	(1,128)
Acquisition/disposition (gains)/losses[2]	(1)	(5)	(49)	(882)
Foreign currency translation losses	62	25	152	60
Significant tax adjustments[3]	(39)	174	23	183
Other expense adjustments[4]	68	134	105	161
Unrealized gains on non-hedge derivative instruments	—	(9)	—	(6)
Tax effect and non-controlling interest	(20)	(110)	(35)	483
Adjusted net earnings	$89	$200	$340	$623
Net earnings per share[5]	(0.35)	(0.01)	(0.30)	1.50
Adjusted net earnings per share[5]	0.08	0.17	0.29	0.52
[1]

Net impairment charges for the three months ended September 30, 2018 primarily relate to an asset impairment of Lagunas Norte. The nine months ended September 30, 2018 also includes net impairment charges relating to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania. For the nine months ended September 30, 2017, net impairment charges mainly relate to the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]

Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the nine months ended September 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for the nine months ended September 30, 2017.

[3]

Significant tax adjustments primarily relate to a tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania for the three and nine month periods ended September 30, 2017.

[4]

Other expense adjustments for the three and nine months ended September 30, 2018 primarily relate to debt extinguishment costs and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

[5]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net cash provided by operating activities	$706	$532	$1,354	$1,475
Capital expenditures	(387)	(307)	(1,026)	(1,046)
Free cash flow	$319	$225	$328	$429

BARRICK THIRD QUARTER 2018	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2018	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended September 30		For the nine months ended September 30
	Footnote	2018	2017	2018	2017
Cost of sales applicable to gold production		$1,164	$1,147	$3,268	$3,544
Depreciation		(319)	(357)	(907)	(1,125)
By-product credits		(31)	(32)	(105)	(105)
Realized (gains)/losses on hedge and non-hedge derivatives	1	—	9	—	19
Non-recurring items	2	(7)	—	(17)	—
Other	3	(18)	(24)	(60)	(71)
Non-controlling interests (Pueblo Viejo and Acacia)	4	(83)	(73)	(233)	(218)
Cash costs		$706	$670	$1,946	$2,044
General & administrative costs		71	69	212	186
Minesite exploration and evaluation costs	5	11	16	31	39
Minesite sustaining capital expenditures	6	233	248	699	830
Rehabilitation - accretion and amortization (operating sites)	7	25	14	63	51
Non-controlling interest, copper operations and other	8	(101)	(67)	(256)	(199)
All-in sustaining costs		$945	$950	$2,695	$2,951
Project exploration and evaluation and project costs	5	78	84	228	217
Community relations costs not related to current operations		1	1	2	3
Project capital expenditures	6	126	53	332	192
Rehabilitation - accretion and amortization (non-operating sites)	7	9	3	25	16
Non-controlling interest and copper operations	8	(8)	(6)	(16)	(12)
All-in costs		$1,151	$1,085	$3,266	$3,367
Ounces sold - equity basis (000s ounces)	9	1,204	1,227	3,312	3,930
Cost of sales per ounce	10,11	$850	$820	$859	$791
Cash costs per ounce	11	$587	$546	$588	$520
Cash costs per ounce (on a co-product basis)	11,12	$603	$565	$609	$539
All-in sustaining costs per ounce	11	$785	$772	$813	$750
All-in sustaining costs per ounce (on a co-product basis)	11,12	$801	$791	$834	$769
All-in costs per ounce	11	$956	$884	$986	$856
All-in costs per ounce (on a co-product basis)	11,12	$972	$903	$1,007	$875

1	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $2 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: losses of $8 million and $22 million, respectively), and realized non-hedge gains of $nil and $2 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: losses of $1 million and gains of $3 million, respectively). Refer to Note 5 to the Financial Statements for further information.

2	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments for the three and nine month periods ended September 30, 2018 include adding the cost of treatment and refining charges of $nil and $1 million, respectively, (2017: $nil and $1 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $18 million and $60 million, respectively (2017: $25 million and $73 million, respectively).

4	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $121 million and $339 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: $103 million and $317 million, respectively). Refer to Note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production.

BARRICK THIRD QUARTER 2018	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of this MD&A.

7	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended September 30		For the nine months ended September 30
Non-controlling interest, copper operations and other	2018	2017	2018	2017
General & administrative costs	($20)	($5)	($68)	($13)
Minesite exploration and evaluation expenses	—	(6)	(1)	(13)
Rehabilitation - accretion and amortization (operating sites)	(1)	(2)	(4)	(8)
Minesite sustaining capital expenditures	(80)	(54)	(183)	(165)
All-in sustaining costs total	($101)	($67)	($256)	($199)
Project exploration and evaluation and project costs	(7)	(3)	(13)	(9)
Project capital expenditures	(1)	(3)	(3)	(3)
All-in costs total	($8)	($6)	($16)	($12)

9	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $23 million and $84 million, respectively, for the three and nine month periods ended September 30, 2018 (2017: $38 million and $119 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

11	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
By-product credits	$31	$32	$105	$105
Non-controlling interest	(11)	(7)	(35)	(24)
By-product credits (net of non-controlling interest)	$20	$25	$70	$81

BARRICK THIRD QUARTER 2018	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)							For the three months ended September 30, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$475	$60	$196	$55	$49	$114	$44	$13	$66	$70
Depreciation		(176)	(7)	(48)	(24)	(14)	(19)	(4)	(1)	(11)	(12)
By-product credits		—	—	(23)	(2)	(3)	(1)	(1)	—	(1)	(1)
Non-recurring items	1	—	—	—	—	—	—	—	—	(7)	—
Other	2	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	—	(49)	—	—	(33)	—	—	—	—
Cash costs		$299	$53	$76	$29	$32	$61	$39	$12	$47	$57
General & administrative costs		—	—	—	—	—	8	—	—	—	—
Minesite exploration and evaluation costs	3	6	—	—	—	—	—	—	—	—	2
Minesite sustaining capital expenditures	4	57	3	39	20	4	19	9	1	20	4
Rehabilitation - accretion and amortization (operating sites)	5	11	1	3	1	6	1	1	1	—	1
Non-controlling interests		(3)	—	(17)	—	—	(14)	—	—	—	—
All-in sustaining costs		$370	$57	$101	$50	$42	$75	$49	$14	$67	$64
Project exploration and evaluation and project costs	3	2	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	85	12	—	—	1	4	—	—	—	—
Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—
All-in costs		$457	$69	$101	$50	$43	$78	$49	$14	$67	$64
Ounces sold - equity basis (000s ounces)		596	75	147	50	67	87	39	4	62	77
Cost of sales per ounce	6,7	$799	$805	$803	$1,083	$720	$842	$1,095	$2,820	$1,067	$923
Cash costs per ounce	7	$503	$711	$517	$581	$472	$670	$996	$2,693	$775	$753
Cash costs per ounce (on a co-product basis)	7,8	$504	$711	$600	$611	$514	$678	$999	$2,697	$786	$760
All-in sustaining costs per ounce	7	$623	$757	$688	$995	$631	$880	$1,247	$3,052	$1,084	$840
All-in sustaining costs per ounce (on a co-product basis)	7,8	$624	$757	$771	$1,025	$673	$888	$1,250	$3,056	$1,095	$847
All-in costs per ounce	7	$769	$920	$688	$995	$644	$911	$1,248	$3,052	$1,084	$840
All-in costs per ounce (on a co-product basis)	7,8	$770	$920	$771	$1,025	$686	$919	$1,251	$3,056	$1,095	$847

BARRICK THIRD QUARTER 2018	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the three months ended September 30, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$425	$49	$165	$106	$58	$107	$46	$13	$58	$81
Depreciation		(179)	(9)	(38)	(48)	(17)	(23)	(6)	(1)	(9)	(16)
By-product credits		—	—	(21)	(1)	(5)	(1)	—	—	(1)	—
Non-recurring items	1	—	—	—	—	—	—	—	—	—	—
Other	2	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	—	(43)	—	—	(30)	—	—	—	—
Cash costs		$246	$40	$63	$57	$36	$53	$40	$12	$48	$65
General & administrative costs		—	—	—	—	—	7	—	—	—	—
Minesite exploration and evaluation costs	3	5	—	—	—	2	—	—	—	—	3
Minesite sustaining capital expenditures	4	78	11	35	21	5	29	15	—	14	4
Rehabilitation - accretion and amortization (operating sites)	5	5	1	3	1	2	1	1	1	—	1
Non-controlling interests		(1)	—	(16)	—	—	(13)	—	—	—	—
All-in sustaining costs		$333	$52	$85	$79	$45	$77	$56	$13	$62	$73
Project exploration and evaluation and project costs	3	1	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	36	—	—	—	3	7	1	—	—	—
Non-controlling interests		—	—	—	—	—	(3)	—	—	—	—
All-in costs		$370	$52	$85	$79	$48	$81	$57	$13	$62	$73
Ounces sold - equity basis (000s ounces)		556	66	142	90	93	85	36	10	56	92
Cost of sales per ounce	6,7	$762	$755	$717	$1,187	$612	$808	$1,297	$1,258	$1,023	$876
Cash costs per ounce	7	$441	$617	$442	$637	$390	$616	$1,130	$1,157	$853	$701
Cash costs per ounce (on a co-product basis)	7,8	$442	$617	$544	$658	$437	$622	$1,135	$1,167	$863	$706
All-in sustaining costs per ounce	7	$597	$793	$604	$890	$470	$939	$1,570	$1,217	$1,104	$784
All-in sustaining costs per ounce (on a co-product basis)	7,8	$598	$793	$706	$911	$517	$945	$1,575	$1,227	$1,114	$789
All-in costs per ounce	7	$665	$793	$604	$890	$501	$992	$1,606	$1,240	$1,104	$784
All-in costs per ounce (on a co-product basis)	7,8	$666	$793	$706	$911	$548	$998	$1,611	$1,250	$1,114	$789

BARRICK THIRD QUARTER 2018	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the nine months ended September 30, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,243	$152	$540	$212	$129	$342	$143	$39	$159	$224
Depreciation		(463)	(21)	(132)	(89)	(36)	(66)	(11)	—	(28)	(42)
By-product credits		(2)	—	(73)	(6)	(10)	(3)	(1)	—	(2)	(1)
Non-recurring items	1	—	—	—	—	—	—	—	—	(17)	—
Other	2	—	—	1	—	—	—	—	—		—
Non-controlling interests		—	—	(134)	—	—	(98)	—	—	—	—
Cash costs		$778	$131	$202	$117	$83	$175	$131	$39	$112	$181
General & administrative costs		—	—	—	—	—	18	—	—	—	—
Minesite exploration and evaluation costs	3	14	—	—	1	1	—	—	—	—	8
Minesite sustaining capital expenditures	4	203	13	110	84	13	65	25	2	45	17
Rehabilitation - accretion and amortization (operating sites)	5	21	1	7	1	23	3	3	2	—	3
Non-controlling interests		(6)	—	(47)	—	—	(31)	—	—	—	—
All-in sustaining costs		$1,010	$145	$272	$203	$120	$230	$159	$43	$157	$209
Project exploration and evaluation and project costs	3	3	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	236	29	—	—	2	9	—	—	—	—
Non-controlling interests		—	—	—	—	—	(3)	—	—	—	—
All-in costs		$1,249	$174	$272	$203	$122	$236	$159	$43	$157	$209
Ounces sold - equity basis (000s ounces)		1,502	196	420	206	201	247	120	20	141	259
Cost of sales per ounce	6,7	$828	$777	$775	$1,027	$639	$884	$1,186	$1,927	$1,129	$870
Cash costs per ounce	7	$518	$671	$481	$560	$409	$690	$1,091	$1,934	$800	$702
Cash costs per ounce (on a co-product basis)	7,8	$519	$671	$581	$586	$461	$697	$1,095	$1,940	$816	$707
All-in sustaining costs per ounce	7	$673	$743	$648	$980	$596	$922	$1,321	$2,145	$1,116	$809
All-in sustaining costs per ounce (on a co-product basis)	7,8	$674	$743	$748	$1,006	$648	$929	$1,325	$2,151	$1,132	$814
All-in costs per ounce	7	$832	$891	$648	$980	$605	$946	$1,323	$2,145	$1,116	$809
All-in costs per ounce (on a co-product basis)	7,8	$833	$891	$748	$1,006	$657	$953	$1,327	$2,151	$1,132	$814

BARRICK THIRD QUARTER 2018	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the nine months ended September 30, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,441	$104	$489	$302	$170	$355	$140	$41	$170	$213
Depreciation		(638)	(18)	(122)	(86)	(50)	(82)	(19)	(3)	(27)	(42)
By-product credits		(2)	—	(58)	(12)	(12)	(7)	(1)	—	(2)	(2)
Non-recurring items	1	—	—	—	—	—	—	—	—	—	—
Other	2	—	—	—	—	—	—	—	—	—	—
Non-controlling interests		—	—	(122)	—	—	(96)	—	—	—	—
Cash costs		$801	$86	$187	$204	$108	$170	$120	$38	$141	$169
General & administrative costs		—	—	—	—	—	12	—	—	—	—
Minesite exploration and evaluation costs	3	12	—	—	3	4	—	—	—	—	6
Minesite sustaining capital expenditures	4	266	24	84	134	12	119	34	—	39	12
Rehabilitation - accretion and amortization (operating sites)	5	21	1	10	2	6	5	4	2	(1)	3
Non-controlling interests		(3)	—	(38)	—	—	(49)	—	—	—	—
All-in sustaining costs		$1,097	$111	$243	$343	$130	$257	$158	$40	$179	$190
Project exploration and evaluation and project costs	3	4	—	—	—	—	—	—	—	—	—
Project capital expenditures	4	161	—	—	—	5	8	5	1	—	—
Non-controlling interests		—	—	—	—	—	(3)	—	—	—	—
All-in costs		$1,262	$111	$243	$343	$135	$262	$163	$41	$179	$190
Ounces sold - equity basis (000s ounces)		1,818	141	455	344	283	284	132	30	173	269
Cost of sales per ounce	6,7	$791	$740	$661	$878	$601	$796	$1,061	$1,380	$982	$791
Cash costs per ounce	7	$440	$612	$412	$595	$382	$588	$915	$1,284	$816	$630
Cash costs per ounce (on a co- product basis)	7,8	$441	$612	$490	$632	$425	$601	$920	$1,290	$826	$636
All-in sustaining costs per ounce	7	$603	$788	$536	$1,000	$457	$907	$1,202	$1,355	$1,038	$705
All-in sustaining costs per ounce (on a co-product basis)	7,8	$604	$788	$614	$1,037	$500	$920	$1,207	$1,361	$1,048	$711
All-in costs per ounce	7	$694	$788	$536	$1,000	$474	$925	$1,236	$1,382	$1,038	$705
All-in costs per ounce (on a co- product basis)	7,8	$695	$788	$614	$1,037	$517	$938	$1,241	$1,388	$1,048	$711

1	Non-recurring items

Non-recurring items in 2018 relate to abnormal costs at Porgera as a result of the February 2018 earthquake in Papua New Guinea. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

2	Other

Other adjustments for the three and nine month periods ended September 30, 2018 include adding the cost of treatment and refining charges of $nil and $1 million, respectively (2017: $nil and $nil, respectively).

3	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 32 of this MD&A.

4	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, the Range Front declines, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 31 of this MD&A.

5	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

6	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces.

BARRICK THIRD QUARTER 2018	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

8	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)							For the three months ended September 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$—	$—	$23	$2	$3	$1	$1	$—	$1	$1
Non-controlling interest	—	—	(10)	—	—	(1)	—	—	—	—
By-product credits (net of non-controlling interest)	$—	$—	$13	$2	$3	$—	$1	$—	$1	$1

							For the three months ended September 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$—	$—	$21	$1	$5	$1	$—	$—	$1	$—
Non-controlling interest	—	—	(7)	—	—	—	—	—	—	—
By-product credits (net of non-controlling interest)	$—	$—	$14	$1	$5	$1	$—	$—	$1	$—

($ millions)							For the nine months ended September 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$73	$6	$10	$3	$1	$—	$2	$1
Non-controlling interest	—	—	(30)	—	—	(1)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$43	$6	$10	$2	$1	$—	$2	$1

($ millions)							For the nine months ended September 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$58	$12	$12	$7	$1	$—	$2	$2
Non-controlling interest	—	—	(22)	—	—	(2)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$36	$12	$12	$5	$1	$—	$2	$2

BARRICK THIRD QUARTER 2018	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Cost of sales	$144	$108	$348	$292
Depreciation/amortization	(37)	(26)	(86)	(59)
Treatment and refinement charges	43	44	103	116
Cash cost of sales applicable to equity method investments	81	53	203	170
Less: royalties and production taxes[1]	(10)	(12)	(29)	(27)
By-product credits	(1)	(1)	(4)	(4)
C1 cash cost of sales	$220	$166	$535	$488
General & administrative costs	7	3	23	9
Rehabilitation - accretion and amortization	5	4	13	9
Royalties and production taxes[1]	10	12	29	27
Minesite exploration and evaluation costs	1	4	2	5
Minesite sustaining capital expenditures	65	50	153	137
All-in sustaining costs	$308	$239	$755	$675
Pounds sold - consolidated basis (millions pounds)	114	107	273	298
Cost of sales per pound[2,3]	$2.18	$1.67	$2.22	$1.72
C1 cash cost per pound[2]	$1.94	$1.56	$1.97	$1.64
All-in sustaining costs per pound[2]	$2.71	$2.24	$2.76	$2.27
[1]

For the three and nine month periods ended September 30, 2018, royalties and production taxes include royalties of $11 million and $28 million, respectively (2017: $12 million and $27 million, respectively).

[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)				For the three months ended September 30
		2018			2017
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$70	$144	$36	$56	$108	$14
Depreciation/amortization	(16)	(37)	(8)	(13)	(26)	(3)
Treatment and refinement charges	—	36	7	—	40	3
Less: royalties and production taxes[1]	—	(11)	1	—	(11)	—
By-product credits	—	—	(1)	—	—	(1)
C1 cash cost of sales	$54	$132	$35	$43	$111	$13
Rehabilitation - accretion and amortization	—	5	—	—	4	—
Royalties and production taxes[1]	—	11	(1)	—	11	—
Minesite exploration and evaluation costs	—	1	—	3	1	—
Minesite sustaining capital expenditures	7	55	3	18	28	5
All-in sustaining costs	$61	$204	$37	$64	$155	$18
Pounds sold - consolidated basis (millions pounds)	28	65	21	28	70	9
Cost of sales per pound[1,2]	$2.59	$2.21	$1.66	$2.04	$1.54	$1.62
C1 cash cost per pound[1]	$1.98	$2.05	$1.56	$1.57	$1.57	$1.45
All-in sustaining costs per pound[1]	$2.29	$3.12	$1.67	$2.30	$2.20	$1.98

BARRICK THIRD QUARTER 2018	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per pound information in dollars)				For the nine months ended September 30
	2018			2017
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$185	$348	$75	$170	$292	$52
Depreciation/amortization	(40)	(86)	(16)	(39)	(59)	(12)
Treatment and refinement charges	—	89	14	—	107	10
Less: royalties and production taxes[1]	—	(28)	(1)	—	(27)	—
By-product credits	—	—	(4)	—	—	(5)
C1 cash cost of sales	$145	$323	$68	$131	$313	$45
Rehabilitation - accretion and amortization	—	13	—	—	9	—
Royalties and production taxes[1]	—	28	1	—	27	—
Minesite exploration and evaluation costs	—	2	—	3	2	—
Minesite sustaining capital expenditures	33	107	13	37	80	20
All-in sustaining costs	$178	$473	$82	$171	$431	$65
Pounds sold - consolidated basis (millions pounds)	73	157	43	81	188	29
Cost of sales per pound[2,3]	$2.55	$2.22	$1.73	$2.09	$1.56	$1.81
C1 cash cost per pound[2]	$2.00	$2.07	$1.55	$1.61	$1.67	$1.57
All-in sustaining costs per pound[2]	$2.46	$3.01	$1.88	$2.12	$2.30	$2.26
[1]

For the three and nine month periods ended September 30, 2018, royalties and production taxes include royalties of $11 million and $28 million, respectively (2017: $12 million and $27 million, respectively).

[2]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[3]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK THIRD QUARTER 2018	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Net (loss) earnings	($386)	($43)	($270)	$1,983
Income tax expense	105	314	422	1,180
Finance costs, net[1]	136	223	363	509
Depreciation	363	390	1,016	1,213
EBITDA	$218	$884	$1,531	$4,885
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[2]	431	2	492	(1,128)
Acquisition/disposition (gains)/losses[3]	(1)	(5)	(49)	(882)
Foreign currency translation losses	62	25	152	60
Other expense adjustments[4]	39	33	75	34
Unrealized gains on non-hedge derivative instruments	—	(9)	—	(6)
Adjusted EBITDA	$749	$930	$2,201	$2,963
[1]	Finance costs exclude accretion.
[2]

Net impairment charges for the three months ended September 30, 2018 primarily relate to an asset impairment of Lagunas Norte. The nine months ended September 30, 2018 also includes net impairment charges relating to the Kabanga project (a joint venture between Barrick and Glencore) and Acacia’s Nyanzaga project in Tanzania. For the nine months ended September 30, 2017, net impairment charges mainly relate to the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[3]

Disposition gains primarily relate to the gain on the sale of a non-core royalty asset at Acacia for the nine months ended September 30, 2018, and the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project for nine month periods ended September 30, 2017.

[4]

Other expense adjustments for the three months ended September 30, 2018 includes the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011. The nine month period also includes changes to staffing reductions and office closures associated with the implementation of our decentralized operating model.

Reconciliation of Segment Income to Segment EBITDA

($ millions)				For the three months ended September 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$240	$30	$74	$6	$32	$35
Depreciation	176	7	29	24	14	19
Segment EBITDA	$416	$37	$103	$30	$46	$54

				For the three months ended September 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$268	$34	$98	$9	$66	$30
Depreciation	179	9	24	48	17	23
Segment EBITDA	$447	$43	$122	$57	$83	$53

($ millions)				For the nine months ended September 30, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$653	$97	$256	$58	$131	$139
Depreciation	463	21	81	89	36	66
Segment EBITDA	$1,116	$118	$337	$147	$167	$205

($ millions)				For the nine months ended September 30, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia
Segment Income	$794	$71	$307	$134	$186	$159
Depreciation	638	18	77	86	50	82
Segment EBITDA	$1,432	$89	$384	$220	$236	$241

BARRICK THIRD QUARTER 2018	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended September 30				For the nine months ended September 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2018	2017	2018	2017	2018	2017	2018	2017
Sales	$1,661	$1,784	$145	$177	$4,866	$5,614	$368	$427
Sales applicable to non-controlling interests	(179)	(185)	—	—	(537)	(582)	—	—
Sales applicable to equity method investments[1,2]	—	—	126	104	—	—	326	293
Realized non-hedge gold/copper derivative (losses) gains	—	—	—	—	2	—	—	—
Sales applicable to Pierina[3]	(22)	(36)	—	—	(83)	(120)	—	—
Treatment and refinement charges	—	—	43	44	1	1	103	116
Export duties	3	—	—	—	3	—	—	—
Revenues – as adjusted	$1,463	$1,563	$314	$325	$4,252	$4,913	$797	$836
Ounces/pounds sold (000s ounces/millions pounds)[3]	1,204	1,227	114	107	3,312	3,930	273	298
Realized gold/copper price per ounce/pound[4]	$1,216	$1,274	$2.76	$3.05	$1,284	$1,250	$2.92	$2.81
[1]

Represents sales of $74 million and $216 million, respectively, for the three and nine months ended September 30, 2018 (2017: $82 million and $224 million, respectively) applicable to our 50% equity method investment in Zaldívar and $58 million and $124 million, respectively, (2017: $27 million and $80 million, respectively) applicable to our 50% equity method investment in Jabal Sayid.

[2]	Sales applicable to equity method investments are net of treatment and refinement charges.
[3]	Figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[4]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2018	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 50 to 63 of this MD&A.

[2]	Amount excludes capital leases and includes Acacia (100% basis).

[3]	Includes $128 million of cash, primarily held at Acacia, which may not be readily deployed.

[4]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2018	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenue (notes 5 and 6)	$1,837	$1,993	$5,339	$6,146
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,315	1,270	3,643	3,889
General and administrative expenses	71	69	212	186
Exploration, evaluation and project expenses	89	100	259	256
Impairment (reversals) charges (notes 9B and 13)	431	2	492	(1,128)
Loss on currency translation (note 9C)	62	25	152	60
Closed mine rehabilitation	(6)	14	(6)	19
Income from equity investees (note 12)	(19)	(25)	(45)	(50)
Gain on non-hedge derivatives	—	(8)	(3)	(10)
Other expense (income) (note 9A)	16	37	55	(800)
(Loss) income before finance costs and income taxes	($122)	$509	$580	$3,724
Finance costs, net	(159)	(238)	(428)	(561)
(Loss) income before income taxes	($281)	$271	$152	$3,163
Income tax expense (note 10)	(105)	(314)	(422)	(1,180)
Net (loss) income	($386)	($43)	($270)	$1,983
Attributable to:
Equity holders of Barrick Gold Corporation	($412)	($11)	($348)	$1,752
Non-controlling interests	$26	($32)	$78	$231

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net (loss) income
Basic	($0.35)	($0.01)	($0.30)	$1.50
Diluted	($0.35)	($0.01)	($0.30)	$1.50

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2018	64	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net (loss) income	($386)	($43)	($270)	$1,983

Other comprehensive (loss) income, net of taxes
Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	(4)	5	(12)	9
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($1), ($1), ($7) and $2	5	8	15	(12)
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $1, ($4), $1 and ($6)	(1)	4	(1)	12
Actuarial gain (loss) on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	—	1	—
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(6)	(3)	(4)	12
Total other comprehensive (loss) income	(6)	14	(1)	21
Total comprehensive (loss) income	($392)	($29)	($271)	$2,004
Attributable to:
Equity holders of Barrick Gold Corporation	($418)	$3	($349)	$1,773
Non-controlling interests	$26	($32)	$78	$231

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2018	65	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net (loss) income	($386)	($43)	($270)	$1,983
Adjustments for the following items:
Depreciation	363	390	1,016	1,213
Finance costs	163	243	440	574
Impairment (reversals) charges (note 13)	431	2	492	(1,128)
Income tax expense (note 10)	105	314	422	1,180
Gains on sale of non-current assets/investments	(1)	(5)	(49)	(882)
Currency translation losses	62	25	152	60
Change in working capital (note 11)	167	(127)	(69)	(467)
Other operating activities (note 11)	(63)	(113)	(204)	(256)
Operating cash flows before interest and income taxes	841	686	1,930	2,277
Interest paid	(29)	(47)	(212)	(270)
Income taxes paid	(106)	(107)	(364)	(532)
Net cash provided by operating activities	706	532	1,354	1,475
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(387)	(307)	(1,026)	(1,046)
Sales proceeds	1	1	8	13
Investment purchases	—	—	(39)	—
Divestitures (note 4)	—	—	—	960
Sale of mineral royalty	—	—	45	—
Funding of equity method investments	—	—	(5)	(8)
Net cash used in investing activities	(386)	(306)	(1,017)	(81)
FINANCING ACTIVITIES
Debt
Repayments	(649)	(1,023)	(680)	(1,508)
Dividends	(31)	(31)	(94)	(94)
Funding from non-controlling interests	5	3	17	11
Disbursements to non-controlling interests	—	—	(82)	(67)
Debt extinguishment costs	(29)	(76)	(29)	(102)
Net cash used in financing activities	(704)	(1,127)	(868)	(1,760)
Effect of exchange rate changes on cash and equivalents	(4)	—	(6)	2
Net decrease in cash and equivalents	(388)	(901)	(537)	(364)
Cash and equivalents at the beginning of period	2,085	2,926	2,234	2,389
Cash and equivalents at the end of period	$1,697	$2,025	$1,697	$2,025

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2018	66	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2018	2017
ASSETS
Current assets
Cash and equivalents (note 14A)	$1,697	$2,234
Accounts receivable	189	239
Inventories	1,898	1,890
Other current assets	319	321
Total current assets	$4,103	$4,684
Non-current assets
Equity in investees (note 12)	1,233	1,213
Property, plant and equipment	13,226	13,806
Goodwill	1,330	1,330
Intangible assets	229	255
Deferred income tax assets	1,070	1,069
Non-current portion of inventory	1,800	1,681
Other assets	1,127	1,270
Total assets	$24,118	$25,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,125	$1,059
Debt (note 14B)	49	59
Current income tax liabilities	127	298
Other current liabilities	248	331
Total current liabilities	$1,549	$1,747
Non-current liabilities
Debt (note 14B)	5,696	6,364
Provisions	3,033	3,141
Deferred income tax liabilities	1,427	1,245
Other liabilities	1,727	1,744
Total liabilities	$13,432	$14,241
Equity
Capital stock (note 16)	$20,904	$20,893
Deficit	(12,148)	(11,759)
Accumulated other comprehensive loss	(170)	(169)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$8,907	$9,286
Non-controlling interests	1,779	1,781
Total equity	$10,686	$11,067
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$24,118	$25,308

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2018	67	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067
Impact of adopting IFRS 15 on January 1, 2018 (note 2B)	—	—	64	—	—	64	—	64
At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131
Net (loss) income	—	—	(348)	—	—	(348)	78	(270)
Total other comprehensive loss	—	—	—	(1)	—	(1)	—	(1)
Total comprehensive (loss) income	—	—	(348)	(1)	—	(349)	78	(271)
Transactions with owners
Dividends	—	—	(94)	—	—	(94)	—	(94)
Issued on exercise of stock options	20	—	—	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	17	17
Other decrease in non-controlling interest	—	—	—	—	—	—	(97)	(97)
Dividend reinvestment plan (note 16)	996	11	(11)	—	—	—	—	—
Total transactions with owners	1,016	11	(105)	—	—	(94)	(80)	(174)
At September 30, 2018	1,167,593	$20,904	($12,148)	($170)	$321	$8,907	$1,779	$10,686

At January 1, 2017	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313
Net income	—	—	1,752	—	—	1,752	231	1,983
Total other comprehensive income	—	—	—	21	—	21	—	21
Total comprehensive income	—	—	1,752	21	—	1,773	231	2,004
Transactions with owners
Dividends	—	—	(94)	—	—	(94)	—	(94)
Decrease in non-controlling interest (note 4E)	—	—	—	—	—	—	(493)	(493)
Funding from non-controlling interests	—	—	—	—	—	—	11	11
Other decrease in non-controlling interests	—	—	—	—	—	—	(119)	(119)
Dividend reinvestment plan	689	12	(12)	—	—	—	—	—
Total transactions with owners	689	12	(106)	—	—	(94)	(601)	(695)
At September 30, 2017	1,166,263	$20,889	($11,428)	($168)	$321	$9,614	$2,008	$11,622
[1]	Includes cumulative translation losses at September 30, 2018: $77 million (September 30, 2017: $70 million).
[2]

Includes additional paid-in capital as at September 30, 2018: $283 million (December 31, 2017: $283 million; September 30, 2017: $283 million) and convertible borrowings - equity component as at September 30, 2018: $38 million (December 31, 2017: $38 million; September 30, 2017: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2018	68	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina, a 50% interest in Kalgoorlie, a gold mine located in Australia and a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2017 (“2017 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2(b). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 24, 2018.

B)    New Accounting Standards Effective in 2018

Impact of Adoption of IFRS 15 Revenue from Contracts with Customers

We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold Bullion Sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 2(f) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements as the timing of revenue recognition on our gold bullion sales is unchanged.

Concentrate Sales

We assessed all of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of shipment, consistent with our current accounting policy as set out in Note 2(f) of the 2017 Annual Financial Statements. Although IFRS 15 identifies the shipping component associated with concentrate sales as a separate performance obligation, requiring a portion of the revenue to be deferred and only recognized once the shipment has reached the destination port, we have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market gold and copper prices between the shipment date and settlement date. As such, we have

BARRICK THIRD QUARTER 2018	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

separately presented provisional price adjustments in Note 6 of these condensed interim consolidated financial statements in line with the requirements of IFRS 15.

Streaming Agreements

IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods and services. As a result, we have updated our accounting policy for revenue earned on streaming agreements such that we will treat the deferred revenue component as variable, requiring an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a retroactive adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance. The impact of the initial adoption of this change in accounting policy was an adjustment to reduce the opening deficit on January 1, 2018 of $64 million with a corresponding adjustment to reduce the deferred revenue balance. There was no impact to net income for the period.

If in the third quarter and first nine months of 2018 we had continued to recognize revenue on streaming agreements in accordance with IAS 18, the amounts recognized for revenue, deferred revenue and interest expense would have been insignificantly different from those recognized in accordance with IFRS 15.

C)    New Accounting Standards Issued But Not Yet Effective

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are not early adopting IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses, a decrease in operating expense and an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In the fourth quarter of 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In the first quarter of 2018, we began reviewing the relevant agreements to identify which of the operating leases and service contracts are in scope for IFRS 16. In the second quarter of 2018, we had largely completed our review of existing service contracts for embedded leases and had identified all operating leases. In the third quarter of 2018, we continued our review of existing service contracts for embedded leases, began developing a valuation approach to discount our population of leases, and evaluated various leasing software tools to assist with the increased accounting and disclosure requirements arising from the new leasing standard. Based on the review completed to date, it is our expectation that most of the impact upon transition to IFRS 16 will be derived from our operating leases, which will be recognized on our balance sheet effect January 1, 2019. During the fourth quarter, we will complete our embedded lease review and will value our population of leases. A further update on the progression of our project plan will be provided in our annual financial statements.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2017 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2017 Annual Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a net decrease of $66 million (2017: $23 million net increase) to the PER at our minesites for the three months ended September 30, 2018 and a net decrease of $148 million (2017: $16 million net increase) for the nine months ended September 30, 2018.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for

BARRICK THIRD QUARTER 2018	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. There is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the future, exposing Barrick to potential liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of Homestake Mining Company of California.

B)    Pascua-Lama

The Pascua-Lama project received $464 million as at September 30, 2018 (December 31, 2017: $484 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $345 million (December 31, 2017: $313 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. In addition, we have recorded $102 million in VAT recoverable in Argentina as at September 30, 2018 (December 31, 2017: $221 million) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

D)    Streaming Transactions

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. There were no retroactive adjustments recorded in the first nine months of 2018, with the exception of the adjustment recorded to reflect the initial adoption of IFRS 15 as outlined in note 2(b). Refer to note 2(b) for further details on our accounting for Streaming Transactions.

E)    Zambia Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provides that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns within 60 days of the deed. As at September 30, 2018, we have applied judgment in concluding that no amounts should be recognized as a result of the settlement. Upon completion of the audit process, we expect the impact from any audit will be finalized, agreed, and recorded. Our current expectation is that this will occur in the fourth quarter of 2018.

4 > ACQUISITIONS AND DIVESTITURES

A)    Randgold Resources Limited Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold Resources Limited (“Randgold”). Under the terms of the merger, each Randgold shareholder will receive 6.1280 common shares of Barrick for each Randgold share. Following completion of the merger, Barrick shareholders will own approximately 66.6 per cent and Randgold shareholders will own approximately 33.4 per cent of the new Barrick group on a fully-diluted basis. The transaction, subject to approval by Randgold and Barrick shareholders, regulatory approvals and other customary closing conditions, is expected to close by the first quarter of 2019. In the event the merger is not completed, there are circumstances which may result in Barrick making a $300 million break payment to Randgold.

B)    Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company

BARRICK THIRD QUARTER 2018	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income. As at September 30, 2018, Barrick had not purchased any shares of Shandong Gold Mining Co. Ltd. However, on October 2, 2018 Barrick purchased approximately $120 million of shares of Shandong Gold Mining Co. Ltd.

C)    Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as an available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income.

D)    Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold where Shandong Gold agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter of 2017 we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong Gold and partially upon remeasurement of our remaining interest in Veladero.

E)    Sale of 25% of the Cerro Casale Project

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in the Cerro Casale Project from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in the Cerro Casale Project, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change coupled with the specific terms of the agreement caused a change in control of the Cerro Casale Project and we remeasured our retained interest in the joint operation at fair value at the date control was lost.

The total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project, which resulted in a reversal of previously recorded impairment charges of $1.12 billion in the first quarter of 2017. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in the Cerro Casale Project in the second quarter of 2017.

This joint operation is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

BARRICK THIRD QUARTER 2018	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, have together assumed the role of CODM. Upon completion of the proposed merger with Randgold, it is expected that Mark Bristow, as President and Chief Executive Officer, will assume this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended September 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$726	$299	$176	$9	$2	$240
Turquoise Ridge	90	53	7	—	—	30
Pueblo Viejo[2]	324	148	48	7	(1)	122
Veladero	59	31	24	—	(2)	6
Lagunas Norte	83	35	14	—	2	32
Acacia[2]	166	95	19	—	17	35
Pascua-Lama	—	—	3	17	6	(26)
Other Mines[3,4]	389	292	67	3	5	22
	$1,837	$953	$358	$36	$29	$461

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended September 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$706	$246	$179	$7	$6	$268
Turquoise Ridge	84	40	9	—	1	34
Pueblo Viejo[2]	329	127	38	—	3	161
Veladero	114	58	48	—	(1)	9
Lagunas Norte	124	41	17	1	(1)	66
Acacia[2]	170	84	23	—	33	30
Pascua-Lama	—	—	2	42	2	(46)
Other Mines[3,4]	466	276	69	4	9	108
	$1,993	$872	$385	$54	$52	$630

BARRICK THIRD QUARTER 2018	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$1,925	$780	$463	$19	$10	$653
Turquoise Ridge	249	131	21	—	—	97
Pueblo Viejo[2]	977	408	132	15	—	422
Veladero	271	123	89	2	(1)	58
Lagunas Norte	268	93	36	2	6	131
Acacia[2]	499	276	66	—	18	139
Pascua-Lama	—	—	8	65	17	(90)
Other Mines[3,4]	1,150	813	185	9	27	116
	$5,339	$2,624	$1,000	$112	$77	$1,526

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$2,273	$803	$638	$17	$21	$794
Turquoise Ridge	177	86	18	—	2	71
Pueblo Viejo[2]	1,015	367	122	—	10	516
Veladero	439	216	86	3	—	134
Lagunas Norte	365	120	50	4	5	186
Acacia[2]	561	273	82	—	47	159
Pascua-Lama	—	—	6	86	3	(95)
Other Mines[3,4]	1,316	787	188	9	26	306
	$6,146	$2,652	$1,190	$119	$114	$2,071
[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2018, accretion expense was $19 million (2017: $12 million) and for the nine months ended September 30, 2018, accretion expense was $56 million (2017: $43 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2018 for Pueblo Viejo $131 million, $79 million, $48 million (2017: $128 million, $64 million, $63 million) and Acacia $60 million, $42 million, $13 million (2017: $62 million, $39 million, $11 million) and for the nine months ended September 30, 2018 for Pueblo Viejo $388 million, $215 million, $166 million (2017: $402 million, $189 million, $209 million) and Acacia $180 million, $124 million, $50 million (2017: $203 million, $128 million, $58 million).

[3]	Includes cost of sales of Pierina for the three months ended September 30, 2018 of $22 million (2017: $38 million) and for the nine months ended September 30, 2018 of $84 million (2017: $119 million).
[4]

Includes provisional pricing adjustments for the three months ended September 30, 2018 of $6 million losses (2017: $16 million gains) and for nine months ended September 30, 2018 of $35 million losses (2017: $3 million losses).

BARRICK THIRD QUARTER 2018	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

For the three months ended			For the nine months ended
		September 30		September 30
	2018	2017	2018	2017
Segment income	$461	$630	$1,526	$2,071
Other cost of sales/amortization[1]	(4)	(13)	(19)	(47)
Exploration, evaluation and project expenses not attributable to segments	(53)	(46)	(147)	(137)
General and administrative expenses	(71)	(69)	(212)	(186)
Other income (expense) not attributable to segments	(6)	3	(34)	871
Impairment reversals (charges) not attributable to segments	(431)	(2)	(492)	1,128
Loss on currency translation	(62)	(25)	(152)	(60)
Closed mine rehabilitation	6	(14)	6	(19)
Income from equity investees	19	25	45	50
Finance costs, net (includes non-segment accretion)	(140)	(226)	(372)	(518)
Gain on non-hedge derivatives[2]	—	8	3	10
(Loss) income before income taxes	($281)	$271	$152	$3,163
[1]

Includes realized hedge gains and losses for the three months ended September 30, 2018 of $nil (2017: $8 million losses) and for the nine months ended September 30, 2018 of $2 million losses (2017: $22 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended September 30, 2018 of $nil (2017: $9 million gains) and for the nine months ended September 30, 2018 of $nil (2017: $6 million gains).

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended		For the nine months ended
		September 30		September 30
	2018	2017	2018	2017
Barrick Nevada	$142	$115	$439	$428
Turquoise Ridge	15	11	42	24
Pueblo Viejo	39	35	110	84
Veladero	20	21	84	134
Lagunas Norte	5	8	15	17
Acacia	23	36	74	127
Pascua-Lama	3	1	14	4
Other Mines	105	65	218	180
Segment total	$352	$292	$996	$998
Other items not allocated to segments	7	9	35	24
Total	$359	$301	$1,031	$1,022
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2018, cash expenditures were $387 million (2017: $307 million) and the decrease in accrued expenditures was $28 million (2017: $6 million decrease). For the nine months ended September 30, 2018, cash expenditures were $1,026 million (2017: $1,046 million) and the increase in accrued expenditures was $5 million (2017: $24 million decrease).

Purchase Commitments

At September 30, 2018, we had purchase obligations for supplies and consumables of $2,035 million (December 31, 2017: $1,147 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $110 million at September 30, 2018 (December 31, 2017: $118 million).

BARRICK THIRD QUARTER 2018	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended		For the nine months ended
		September 30		September 30
	2018	2017	2018	2017
Gold sales
Spot market sales	$1,652	$1,772	$4,848	$5,543
Concentrate sales	9	12	19	70
Provisional pricing adjustments	—	—	(1)	1
	$1,661	$1,784	$4,866	$5,614
Copper sales
Copper concentrate sales	$151	$161	$402	$431
Provisional pricing adjustments	(6)	16	(34)	(4)
	$145	$177	$368	$427
Other sales[1]	31	32	105	105
Total	$1,837	$1,993	$5,339	$6,146
[1]	Revenues include the sale of by-products for our gold and copper mines.

7 > COST OF SALES

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the three months ended September 30	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2]	$790	$729	$96	$69	$—	$8	$886	$806
Depreciation	319	357	37	26	7	7	363	390
Royalty expense	45	50	11	12	—	—	56	62
Community relations	10	11	—	1	—	—	10	12
	$1,164	$1,147	$144	$108	$7	$15	$1,315	$1,270

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the nine months ended September 30	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2]	$2,196	$2,241	$231	$203	$4	$23	$2,431	$2,467
Depreciation	907	1,125	86	59	23	29	1,016	1,213
Royalty expense	138	150	28	27	—	—	166	177
Community relations	27	28	3	3	—	1	30	32
	$3,268	$3,544	$348	$292	$27	$53	$3,643	$3,889
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $5 million for the three months ended September 30, 2018 (2017: $3 million) and $10 million for the nine months ended September 30, 2018 (2017: $9 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2018		2017		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	($386)	($386)	($43)	($43)	($270)	($270)	$1,983	$1,983
Net (income) loss attributable to non-controlling interests	(26)	(26)	32	32	(78)	(78)	(231)	(231)
Net income (loss) income attributable to equity holders of Barrick Gold Corporation	($412)	($412)	($11)	($11)	($348)	($348)	$1,752	$1,752
Weighted average shares outstanding	1,167	1,167	1,166	1,166	1,167	1,167	1,166	1,166
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income (loss)	($0.35)	($0.35)	($0.01)	($0.01)	($0.30)	($0.30)	$1.50	$1.50

BARRICK THIRD QUARTER 2018	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Other expense:
Bank charges	$4	$5	$18	$16
Bulyanhulu reduced operations program cost[1]	6	24	23	27
Insurance payment to Porgera JV	—	—	13	—
Litigation[2]	35	8	61	18
Miscellaneous write-offs	2	—	6	10
Acacia - other	4	(2)	9	7
Other	(2)	16	15	18
Total other expense	$49	$51	$145	$96

Other income:

Gain on sale of long- lived assets[3]	($1)	($5)	($49)	($882)
Insurance proceeds related to Kalgoorlie JV	(24)	—	(24)	—
Other	(8)	(9)	(17)	(14)
Total other income	($33)	($14)	($90)	($896)
Total	$16	$37	$55	($800)
[1]	Primarily consists of severance, contractor and inventory write-down costs.
[2]	Primarily consists of a settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
[3]	Primarily consists of a gain on the sale of a royalty asset at Acacia in 2018.

B)    Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Impairment (reversals) of non-current assets[1]	$431	$2	$468	($1,128)
Impairment of intangibles[1]	—	—	24	—
Total	$431	$2	$492	($1,128)
[1]	Refer to note 13 for further details.

C)    Loss on Currency Translation

	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Currency translation losses released as a result of the disposal and reorganization of entities	$—	$—	$—	$11
Foreign currency translation losses	62	25	152	49
Total	$62	$25	$152	$60

In the second and third quarters of 2018, we noted that inflation in Argentina was accelerating and is now considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency.

10>    INCOME TAX EXPENSE

	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Current	$18	$319	$247	$667
Deferred	87	(5)	175	513
	$105	$314	$422	$1,180

Income tax expense was $422 million for the nine months ended September 30, 2018. The underlying effective tax rate for ordinary income for the nine months ended September 30, 2018 was 49% after adjusting for the impact of the Dominican Republic tax audit; the credit impact of the United States adjustment to one-time toll charge, the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses, and the impact of other expense adjustments. The unadjusted tax rate for income for the nine months ended September 30, 2018, was 278% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the nine months ended September 30, 2018 and 2017, tax expense of $30 million and $6 million, respectively, primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense.

United States Adjustment to One-Time Toll Charge

In the fourth quarter of 2017, we recorded an estimated provisional one-time 2017 toll charge, resulting from U.S tax reform, of $228 million. In the third quarter of 2018, during the process of completing the 2017 United States income tax returns, the calculation was finalized and revised, resulting in a decrease of $49 million to the one-time toll charge, with a corresponding reduction to current income tax expense.

Dominican Republic Tax Audit

In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax (AMT) in certain taxation years.

BARRICK THIRD QUARTER 2018	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	$—	($8)	($3)	($10)
Stock-based compensation expense (recovery)	(1)	15	19	46
Income from investment in equity investees	(19)	(25)	(45)	(50)
Change in estimate of rehabilitation costs at closed mines	(6)	14	(6)	19
Net inventory impairment charges	5	3	10	9
Change in other assets and liabilities	(25)	(94)	(130)	(229)
Settlement of rehabilitation obligations	(17)	(18)	(49)	(41)
Other operating activities	($63)	($113)	($204)	($256)
Cash flow arising from changes in:
Accounts receivable	$5	($35)	$50	$23
Inventory	13	(127)	(135)	(358)
Other current assets	6	(74)	(71)	(218)
Accounts payable	154	75	87	109
Other current liabilities	(11)	34	—	(23)
Change in working capital	$167	($127)	($69)	($467)

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2017	$30	$180	$974	$1	$1,185
Funds invested	1	—	—	11	12
Dividend	—	—	(60)	—	(60)
Equity pick-up (loss) from equity investees	(1)	26	61	(10)	76
At December 31, 2017	$30	$206	$975	$2	$1,213
Funds invested	—	—	—	5	5
Equity pick-up (loss) from equity investees	—	35	17	(7)	45
Impairment charges	(30)	—	—	—	(30)
At September 30, 2018	$—	$241	$992	$—	$1,233

13 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2017 Annual Financial Statements for further information.

For the nine months ended September 30, 2018, we recorded impairments of $492 million (2017: $1,128 million impairment reversals) for non-current assets, as summarized in the following table:

Summary of impairments (reversals)

	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Lagunas Norte	$405	$2	$405	$2
Equity Method
Investments	—	—	30	—
Acacia	—	—	24	—
Barrick Nevada	—	—	14	—
Cerro Casale	—	—	—	(1,120)
Pascua-Lama	—		(7)	(15)
Other[1]	26	—	26	5
Total	$431	$2	$492	($1,128)
[1]	Impairment charges for the third quarter of 2018 relate to impairment of non-current assets at non-operating sites.

BARRICK THIRD QUARTER 2018	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Indicators of impairment

Third Quarter 2018

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulphide ore (“PMR”) at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at this time. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte’s carrying value exceeded its fair value less costs of disposal (“FVLCD”) of $150 million. The key assumptions and estimates used in determining the FVLCD are short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1-1.2 and a weighted average cost of capital (“WACC”) of 3.8%.

Veladero

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify its impact of the export duty on Veladero’s operations. Based on our initial analysis, the re-establishment of the customs duties will not have a significant adverse effect on the long-term fair value of the mine. As such, no indicator of impairment was identified in the third quarter of 2018 and in the fourth quarter of 2018, in accordance with our policy, we will perform our annual goodwill impairment test for Veladero and will assess for any potential indicators of impairment.

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The new mining tax regime has a proposed effective date of January 1, 2019, however discussions are ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted. However, based upon our initial analysis, should there not be a positive outcome from these discussions, Lumwana would remain cash flow positive at current copper prices. Given the uncertainty over the final outcome of the tax changes and the need to assess the full impact to the life of mine (“LOM”) plan once those tax changes have been finalized, no indicator of impairment was identified in the third quarter of 2018.

Second Quarter 2018

Acacia

In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the Government of Tanzania (“GoT”) as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified.

The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM.

The key assumptions and estimates used in determining the FVLCD are short- and long-term gold prices of $1,200 per ounce and a WACC of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to changes in these key assumptions and to the timing of resolution of the export ban, therefore a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce, and increase in the WACC of 1%, and a further six month delay in the resolution of the export ban. A $100 per ounce decrease in long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A 1% increase in the WACC and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time.

Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51% through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at FVLCD of $10 million, resulting in the recognition of an impairment loss of US$24 million in the second quarter of 2018.

BARRICK THIRD QUARTER 2018	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Kabanga

In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment in the second quarter of 2018, which is equal to the full carrying value of our equity-method investment in the Kabanga JV.

First Quarter 2017

Cerro Casale

As noted in note 4(e), on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which resulted in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the FVLCD as implied by the transaction price, was $1.2 billion.

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $407 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B) Debt1

	As at September 30, 2018	As at December 31, 2017
4.4%/5.7% notes[2,9]	$842	$1,468
3.85%/5.25% notes	1,079	1,079
5.80% notes[3,9]	395	395
6.35% notes[4,9]	594	593
Other fixed-rate notes[5,9]	1,326	1,326
Capital leases[6]	25	46
Other debt obligations	599	603
5.75% notes[7,9]	842	842
Acacia credit facility[8]	43	71
	$5,745	$6,423
Less: current portion[10]	(49)	(59)
	$5,696	$6,364
[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Consists of $850 million of notes due 2041 in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”).
[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.3 billion in conjunction with our wholly owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[6]	Consists primarily of capital leases at Pascua-Lama of $10 million, and Lagunas Norte of $11 million (2017: $13 million and $27 million, respectively).
[7]	Consists of $850 million in conjunction with our wholly owned subsidiary BNAF.
[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of other debt obligations of $5 million (2017: $4 million), capital leases of $16 million (2017: $27 million) and Acacia credit facility of $28 million (2017: $28 million).

BARRICK THIRD QUARTER 2018	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Debt Management

On July 17, 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal on the 4.40% notes due 2021. The settlement resulted in a debt extinguishment loss of $29 million.

15 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$1,697	$—	$—	$1,697
Other investments	61	—	—	61
Derivatives	—	6	—	6
Receivables from provisional copper and gold sales	—	57	—	57
	$1,758	$63	$—	$1,821

B)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2018		As at December 31, 2017

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$558	$558	$572	$572
Other investments[2]	61	61	33	33
Derivative assets	8	8	3	3
	$627	$627	$608	$608
Financial liabilities
Debt[3]	$5,745	$6,285	$6,423	$7,715
Derivative liabilities	2	2	32	32
Other liabilities	518	518	252	252
	$6,265	$6,805	$6,707	$7,999
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C)    Assets Measured at Fair Value on a Non-Recurring Basis

As at September 30, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Other assets[1]	$—	$—	$190	$190
Property, plant and equipment[2]	—	—	14	14
Intangible assets[3]	—	—	10	10
[1]	Other assets were written down by $45 million, which was included in earnings in this period.
[2]	Property, plant and equipment were written down by $423 million, which was included in earnings in this period.
[3]	Intangible assets were written down by $24 million, which was included in earnings in this period, to their fair value less costs of disposal of $10 million.

The Company’s valuation techniques were presented in Note 26 of the 2017 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,167,593,272 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 995,794 common shares issued to shareholders for the nine months ended September 30, 2018.

BARRICK THIRD QUARTER 2018	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2017 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2017 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2017 Annual Financial Statements.

Litigation and Claims Update

US Shareholder Class Action (Veladero)

Briefing on the motion to dismiss was completed on April 18, 2018. The Company’s motion to dismiss was granted, with prejudice, on September 20, 2018, and the matter is now closed.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of the Company, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. The allegations in this action are substantially similar to the allegations made in the U.S. shareholder class action and arise from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

The action is in its earliest stages, and the plaintiff has not yet brought a motion for the orders required for the action to proceed. The Company believes that the claims made in the Ontario action are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class action, as the Company cannot reasonably predict the outcome.

Proposed Canadian Securities Class Actions (Pascua-Lama)

In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action. No defence is required to be delivered in the Quebec action at this time.

Pascua-Lama - SMA Regulatory Sanctions

On January 17, 2018, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a revised resolution (the “Revised Resolution”) from Chile’s Superintendencia del Medio Ambiente (“SMA”), in which the environmental regulator reduced the original administrative fine relating to historical compliance matters at the Project from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued a ruling in an administrative process established under Chilean law to review significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on that appeal has been scheduled for November 6, 2018, and CMN continues to evaluate all of its legal options.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the October 12, 2018 ruling of the Antofagasta Environmental Court and subsequent review by the SMA as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines. The Company intends to vigorously defend this matter. See note 21 of the 2017 Annual Financial Statements for

BARRICK THIRD QUARTER 2018	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

information related to impairment losses arising from this matter.

Veladero - September 2015 Release of Cyanide-Bearing Process Solution and Glacier Legislation

Criminal Matters

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the enforcement of the national glacier legislation. In a separate investigation, on April 11, 2018, the federal judge indicted two additional former federal officials and confirmed a second charge against one of the former federal officials originally indicted on November 27, 2017, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. On July 10, 2018, the Court of Appeals confirmed this later indictment as well. In total, six former federal officials have now been indicted under these proceedings (one of whom has been indicted on two separate charges) and will face trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018 the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to determine jurisdiction. To date, the studies have not been performed.

On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls was concluded and the case was sent to trial.

On August 23, 2018, the eight defendants in the Provincial Action, in which a San Juan Provincial court had laid criminal charges based on the alleged negligence of current and former MAG employees in connection with the solution release, were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants comply with good behavior and community service requirements for one year, the Provincial Action will be dismissed.

Veladero - September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On March 28, 2018, MAG was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Veladero - March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2018, MAG was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Writ of Kalikasan

The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. The Company intends to file an Opposition to this motion.

BARRICK THIRD QUARTER 2018	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE	TRANSFER AGENTS AND REGISTRARS

Barrick Gold Corporation	AST Trust Company (Canada)
161 Bay Street, 37th Floor	P.O. Box 700, Postal Station B
Toronto, Ontario M5J 2S1	Montreal, Quebec H3B 3K3
or
American Stock Transfer & Trust Company, LLC
Telephone: +1 416 861-9911
Toll-free: 1-800-720-7415	6201 – 15 Avenue
Fax: +1 416 861-2492	Brooklyn, New York 11219
Email: investor@barrick.com
Website: www.barrick.com	Telephone: 1-800-387-0825
Fax: 1-888-249-6189
Email: inquiries@astfinancial.com
Website: www.astfinancial.com

SHARES LISTED
ABX The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Andy Lloyd
Senior Vice President	Senior Vice President
Investor Relations	Communications
Telephone: +1 416 307-7474	Telephone: +1 416 307-7414
Email: dnicoski@barrick.com	Email: alloyd@barrick.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce, and C1 cash costs per pound; (iii) projected capital, operating, and exploration expenditures; (iv) completion and outcome of current and future studies at Lama; (v) the purchase of up to $300 million of Barrick shares by Shandong Gold and the purchase of up to $300 million of Shandong Gold Mining Co., Ltd shares by Barrick and the expected timing of such purchases; (vi) the existence of future opportunities for Barrick and Shandong Gold to collaborate; (vii) targeted cost reductions; (viii) mine life and production rates; (ix) potential mineralization, including with respect to Fourmile, Blasdel, Goldrush and Turquoise Ridge, and metal or mineral recoveries; (x) anticipated gold production from the Deep South Project, and the third shaft project at Turquoise Ridge; (xi) the potential for plant expansion at Pueblo Viejo to increase throughput by 50% and convert resources to reserves; (xii) our pipeline of high confidence projects at or near existing operations; (xiii) the potential to identify new reserves and resources, and our ability to convert resources into reserves; (xiv) asset sales, joint ventures, and partnerships; (xv) completion of the merger of Barrick and Randgold and its anticipated benefits; and (xvi) expectations regarding future price assumptions, financial performance, and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; risks associated with the ongoing implementation of Barrick’s digital transformation initiative, and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax re-assessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 and the new Mining Regulations announced by Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.